UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the nine months ended September 30, 2005.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

AT SEPTEMBER 30, 2005 AND 2004

(Thousands of Pesos)

CONSOLIDATED

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**1,044,931,817**	**100**	**992,541,511**	**100**
2	**CURRENT ASSETS**	**308,119,750**	**29**	**252,008,545**	**25**
3	CASH AND SHORT-TERM INVESTMENTS	111,765,735	11	130,333,608	13
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	83,291,839	8	43,712,897	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	60,445,301	6	40,464,906	4
6	INVENTORIES	52,616,875	5	37,497,134	4
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG - TERM**	**29,373,241**	**3**	**26,517,475**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	159,608	0	1,601,682	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	29,168,500	3	23,298,689	2
11	OTHER INVESTMENTS	45,133	0	1,617,104	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**625,651,155**	**60**	**581,608,465**	**59**
13	PROPERTY	373,414,436	36	311,710,712	31
14	MACHINERY AND INDUSTRIAL	680,504,112	65	629,082,424	63
15	OTHER EQUIPMENT	39,038,625	4	40,278,090	4
16	ACCUMULATED DEPRECIATION	556,969,250	53	516,727,206	52
17	CONSTRUCTION IN PROCESS	89,663,232	9	117,264,445	12
18	**DEFERRED ASSETS (NET)**	**4,063,386**	**0**	**4,786,478**	**0**
19	**OTHER ASSETS**	**77,724,285**	**7**	**127,620,548**	**13**
20	**TOTAL LIABILITIES**	**1,031,536,574**	**100**	**978,656,763**	**100**
21	**CURRENT LIABILITIES**	**172,675,096**	**17**	**154,123,214**	**16**
22	SUPPLIERS	10,804,562	1	24,819,531	3
23	BANK LOANS	16,063,192	2	39,701,955	4
24	STOCK MARKET LOANS	13,809,606	1	22,970,365	2
25	TAXES TO BE PAID	77,232,154	7	52,112,477	5
26	OTHER CURRENT LIABILITIES	54,765,582	5	14,518,886	1
27	**LONG - TERM LIABILITIES**	**486,061,945**	**47**	**439,941,030**	**45**
28	BANK LOANS	150,606,155	15	167,297,963	17
29	STOCK MARKET LOANS	335,455,790	33	272,643,067	28
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**4,063,645**	**0**	**2,708,445**	**0**
32	**OTHER LIABILITIES**	**368,735,888**	**36**	**381,884,074**	**39**
33	**CONSOLIDATED EQUITY**	**13,395,243**	**100**	**13,884,748**	**100**
34	**MINORITY PARTICIPATION**				
35	**MAJORITARY CONSOLIDATED EQUITY**	**13,395,243**	**100**	**13,884,748**	**100**
36	**CONTRIBUTED EQUITY**	**123,874,938**	**925**	**88,376,688**	**637**
37	PAID-IN CAPITAL STOCK (NOMINAL)	123,874,938	925	88,376,688	637
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	0	0	0	0
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(110,479,695)**	**(825)**	**(74,491,940)**	**(537)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(240,312,945)	(1,794)	(187,854,472)	(1,353)
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	132,718,549	991	139,107,080	1,002
45	**NET INCOME FOR THE YEAR**	**(2,885,299)**	**(22)**	**(25,744,548)**	**(185)**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT- TERM INVESTMENTS**	**111,765,735**	**100**	**130,333,608**	**100**
46	CASH	26,531,742	24	42,731,908	33
47	SHORT-TERM INVESTMENTS	85,233,993	76	87,601,700	67
18	**DEFERRED ASSETS (NET)**	**4,063,386**	**100**	**4,786,478**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	4,063,386	100	4,786,478	100
21	**CURRENT LIABILITIES**	**172,675,096**	**100**	**154,123,214**	**100**
52	FOREIGN CURRENCY LIABILITIES	29,872,798	17	53,900,063	35
53	MEXICAN PESOS LIABILITIES	142,802,298	83	100,223,151	65
24	**STOCK MARKET LOANS**	**13,809,606**	**100**	**22,970,365**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	13,809,606	100	22,970,365	100
26	**OTHER CURRENT LIABILITIES**	**54,765,582**	**100**	**14,518,886**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	54,765,582	100	14,518,886	100
27	**LONG - TERM LIABILITIES**	**486,061,945**	**100**	**439,941,030**	**100**
59	FOREIGN CURRENCY LIABILITIES	390,334,390	80	391,025,232	89
60	MEXICAN PESOS LIABILITIES	95,727,555	20	48,915,798	11
29	**LONG TERM STOCK MARKET LOANS**	**335,455,790**	**100**	**272,643,067**	**100**
61	BONDS	335,455,790	100	272,643,067	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**4,063,645**	**100**	**2,708,445**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	4,063,645	100	2,708,445	100

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
32	**OTHER LIABILITIES**	**368,735,888**	**100**	**381,884,074**	**100**
68	RESERVES	368,735,888	100	362,398,513	95
69	OTHERS LIABILITIES	0	0	19,485,561	5
44	**EXCESS (SHORTFALL) IN RESTATEMENTS OF STOCK HOLDERS' EQUITY**	**132,718,549**	**100**	**139,107,080**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	132,718,549	100	139,107,080	100
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	135,444,654	97,885,331
73	PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	0	0
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY 01 TO SEPTEMBER 30, 2005 AND 2004

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**662,343,540**	**100**	**574,428,437**	**100**
2	COST OF SALES	215,758,305	33	191,927,333	33
3	**GROSS INCOME**	**446,585,235**	**67**	**382,501,104**	**67**
4	OPERATING EXPENSES	50,574,078	8	42,045,235	7
5	**OPERATING INCOME**	**396,011,157**	**60**	**340,455,869**	**59**
6	TOTAL FINANCING COST	3,729,762	1	8,947,664	2
7	**INCOME AFTER FINANCING COST**	**392,281,395**	**59**	**331,508,205**	**58**
8	OTHER FINANCIAL OPERATIONS	(13,688,658)	(2)	(5,203,377)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**405,970,053**	**61**	**336,711,582**	**59**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	413,272,074	62	351,810,305	61
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(7,302,021)**	**(1)**	**(15,098,723)**	**(3)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**(7,302,021)**	**(1)**	**(15,098,723)**	**(3)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(7,302,021)**	**(1)**	**(15,098,723)**	**(3)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	(4,416,722)	(1)	10,645,825	2
18	**NET CONSOLIDATED INCOME**	**(2,885,299)**	**0**	**(25,744,548)**	**(4)**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**(2,885,299)**		**(25,744,548)**	**(4)**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB   QUARTER: 3   YEAR: 2005

PETRLÓEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO SEPTEMBER 30, 2005 AND 2004

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**662,343,540**	**100**	**574,428,437**	**100**
21	DOMESTIC	362,525,822	55	334,413,366	58
22	FOREIGN	299,817,718	45	240,015,071	42
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**3,729,672**	**100**	**8,947,664**	**100**
24	INTEREST PAID	40,123,477	1,076	21,341,926	239
25	EXCHANGE LOSSES	(16,052,755)	(430)	8,573,522	96
26	INTEREST EARNED	14,486,765	388	8,594,936	96
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(5,854,195)	(157)	(12,372,848)	(138)
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(13,688,658)**	**100**	**(5,203,377)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(13,688,658)	(100)	(5,203,377)	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**413,272,074**	**100**	**351,810,305**	**100**
32	INCOME TAX	413,272,074	100	351,810,305	100
33	DEFERRED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL SALES	874,561,669	751,606,343
37	NET INCOME OF THE YEAR	(18,610,295)	(50,947,432)
38	NET SALES (**)	874,561,669	751,606,343
39	OPERATION INCOME (**)	509,853,591	431,152,980
40	NET INCOME OF MAJORITY INTEREST (**)	(3,066,768)	(61,593,257)
41	NET CONSOLIDATED INCOME (**)	(3,066,768)	(61,593,257)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

QUARTERLY CONSOLIDATED INCOME STATEMENT

FROM JANUARY 1 TO SEPTEMBER 30, 2005 AND 2004

(Thousands of Pesos)

Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**241,327,429**	**100**	**204,199,076**	**100**
2	COST OF SALES	75,290,769	31	80,069,907	39
3	**GROSS INCOME**	**166,036,660**	**69**	**124,129,169**	**61**
4	OPERATING EXPENSES	19,246,928	8	14,656,900	7
5	**OPERATING INCOME**	**146,789,732**	**61**	**109,472,269**	**54**
6	TOTAL FINANCING COST	4,802,588	2	(9,858,502)	(5)
7	**INCOME AFTER FINANCING COST**	**141,987,144**	**59**	**119,330,771**	**58**
8	OTHER FINANCIAL OPERATIONS	(2,664,676)	(1)	(13,297,763)	(7)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**144,651,820**	**60**	**132,628,534**	**65**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	154,595,216	64	126,806,260	62
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(9,943,396)**	**(4)**	**5,822,274**	**3**
12	SHARE IN NET INCOME OF SUBIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**(9,943,396)**	**(4)**	**5,822,274**	**3**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(9,943,396)**	**(4)**	**5,822,274**	**3**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BGINNING OF THE YEAR B CHANGES IN ACCOUNTING PRINCIPLES	54,817	0	0	0
18	**NET CONSOLIDATED INCOME**	**(9,998,213)**	**(4)**	**5,822,274**	**3**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**(9,998,213)**	**(4)**	**5,822,274**	**3**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO SEPTEMBER 30, 2005 AND 2004

(Thousands of Pesos)

Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**241,327,429**	**100**	**204,199,076**	**100**
21	DOMESTIC	64,599,573	27	115,068,509	56
22	FOREIGN	176,727,856	73	89,130,567	44
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**4,802,588**	**100**	**(9,858,502)**	**100**
24	INTEREST PAID	11,220,946	234	4,530,634	46
25	EXCHANGE LOSSES	192,559	4	(5,483,614)	(56)
26	INTEREST EARNED	3,565,688	74	1,732,907	18
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(3,045,229)	(63)	(7,172,615)	(73)
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(2,664,676)**	**100**	**(13,297,763)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(2,664,676)	(100)	(13,297,763)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**154,595,216**	**100**	**126,806,260**	**100**
32	INCOME TAX	154,595,216	100	126,806,260	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY 01 TO SEPTEMBER 30, 2005 AND 2004

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**(2,885,299)**	**(25,744,548)**
2	+(-) ITEMS ADDED TO INCOME WICH DO NOT REQUIRE USING CASH	44,902,770	63,903,123
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**42,017,471**	**38,158,575**
4	CASH FLOWROM CHANGE IN WORKING CAPITAL	7,119,398	(6,564,793)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**49,136,869**	**31,593,782**
6	CASH FLOWROM EXTERNAL FINANCING	41,958,384	66,924,852
7	CASH FLOWROM INTERNAL FINANCING	(7,613,859)	(10,715,925)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**34,344,525**	**56,208,927**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(58,020,651)**	**(35,914,563)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	25,460,743	51,888,146
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	86,304,992	78,445,462
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	111,765,735	130,333,608

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**44,902,770**	**63,903,123**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	36,975,566	32,380,545
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	41,984,696	41,457,600
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	(25,758,404)	4,059,408
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	(13,994,430)
17	+(-) OTHER ITEMS	(8,299,088)	0
40	+(-) OTHER ITEMS NOT RELATED TO EBITDA	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**7,119,398**	**(6,564,793)**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(8,950,082)	(9,073,481)
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(16,249,407)	(8,105,203)
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	2,745,110	(14,278,267)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(2,199,860)	(11,058,404)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	31,773,637	35,950,562
6	**CASH FLOW FROM EXTERNAL FINANCING**	**41,958,384**	**66,924,852**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	4,876,976	5,909,354
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	144,095,722	88,214,432
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	16,029,190
27	(-) BANK FINANCING AMORTIZATION	(42,915,826)	(34,875,752)
28	(-) STOCK MARKET AMORTIZATION	(43,629,239)	(4,089,743)
29	(-) OTHER FINANCING AMORTIZATION	(20,469,249)	(4,262,629)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(7,613,859)**	**(10,715,925)**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	(10,387,839)	(10,715,925)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	2,773,980	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(58,020,651)**	**(35,914,563)**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(58,020,651)	(35,914,600)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	0	37

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

RATIOS

Final printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
	YIELD				
1	NET INCOME TO NET SALES	(0.44)	%	(4.48)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(22.89)	%	(443.60)	%
3	NET INCOME TO TOTAL ASSETS (**)	(0.29)	%	(6.21)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	(40.74)	%	(24.56)	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(202.90)	%	(48.06)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.84	times	0.76	times
7	NET SALES TO FIXED ASSETS (**)	1.40	times	1.29	times
8	INVENTORIES ROTATION (**)	5.72	times	8.54	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	29	days	18	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	3.89	%	2.18	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	98.72	%	98.60	%
12	TOTAL LIABILITIES TO CONSOLIDATED EQUITY	77.01	times	70.48	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	40.74	%	45.46	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	77.69	%	75.64	%
15	OPERATING INCOME TO INTEREST PAID	9.87	times	15.95	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.85	times	0.77	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.78	times	1.64	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.48	times	1.39	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.30	times	0.26	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	64.73	%	84.56	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	6.34	%	6.64	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	1.07	%	(1.14)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.22	times	1.48	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	122.17	%	119.06	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(22.17)	%	(19.06)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	100.00	%

(**) THESE RATIOS ARE FOR THE DATA TAKE INTO CONSIDERATION FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

MEXICAN STOCK EXCHANGE

PETRÓLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED FINANCIAL POSITION

Final printing

NOT APPLICABLE

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amt	QUARTER OF PREVIOUS FINANCIAL YEAR Amt
1	BASIC PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
2	BASIC PROFIT PER PREFERENT SHARE (**)	$0.00	$0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$0.00	$0.00
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
8	CARRYNG VALUE PER SHARE	$0.00	$0.00
9	CASH DIVIDEND ACUMULATED PER SHARE	$0.00	$0.00
10	DIVIDEND IN SHARES PER SHARE	shares	shares
11	MARKET PRICE TO CARRYING VALUE	times	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	times	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	times	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETROLEOS MEXICANOS

MANAGEMENT DISCUSSION AND ANALYSIS

ANNEX 1

CONSOLIDATED

Final printing

November 4, 2005

PEMEX unaudited financial results report as of September 30, 2005

PEMEX, Mexico's oil and gas company, headed by Luis Ramírez Corzo, announced its unaudited consolidated financial results as of September 30, 2005.

* Total sales increased 18% as compared to the third quarter of 2004, reaching Ps. 241.3 billion (US$22.4 billion)1
* Income before taxes and duties increased 9% as compared to the third quarter of 2004, to Ps. 144.7 billion (US$13.4 billion)
* Net loss for the quarter was Ps. 9.9 billion (US$0.9 billion)

Operational highlights

Total liquid hydrocarbons production totaled 3,701 Mbd, 3.1% less than the production in the third quarter of 2004:
– Crude oil production decreased 95 Mbd, to 3,286 Mbd
– Natural gas liquids production decreased by 5% to 414 Mbd
* Natural gas production rose 6% to 4,839 million cubic feet per day (MMcfd):
– Gas flaring represented 4.9% of total natural gas production
* Crude oil exports averaged 1,719 Mbd, 6% lower than the volume registered during the third quarter of 2004

Operating items

Exploration and production

Crude oil production went from 3,382 Mbd in the third quarter of 2004 to 3,286 Mbd in the third quarter of 2005. This variation was mainly due to:

* The impact of Hurricane Emily during the third quarter of 2005 was significant, originating the production shut-in of approximately 107 Mbd, or 9,844 thousand barrels (Mb) in total. The impact of Hurricanes Rita and Katrina was approximately 11 Mbd, or 1,012 Mb in total. Consequently, total production of heavy crude oil decreased by 118 Mbd
* An increase of 22 Mbd in total light and extra-light crude oil production mainly due to the completion and workover of wells at the Bellota-Jujo, Samaria-Luna and Litoral de Tabasco complexes

Natural gas production increased by 6% as compared to the third quarter of 2004. Non-associated gas production increased 20%, while associated gas production decreased 2%. The increase in non-associated gas production was mainly due to the incorporation of new development wells and improvements to the infrastructure at the non-associated natural gas producing basins of Burgos and Veracruz. The decrease in associated gas production was mainly a result of the natural decline in production at the Muspac complex.

Gas flaring represented 4.9% of total natural gas production. The increase with respect to the third quarter of 2004 was due to maintenance works on the 48 inch natural gas pipeline running from Dos Bocas Marine Terminal to compression facilities in Cunduacán.

Wells

During the third quarter of 2005, drilling activity decreased by 6 wells. Exploration wells decreased by 14 wells as compared to the third quarter of 2004, mainly as a result of an adjustment in the exploration strategy and fewer budgetary resources allocated to this activity. Development drilling activity increased by 8 wells. This was principally due to greater availability of drilling rigs at projects under the Multiple Service Contracts, at the Burgos basin, and to higher off-shore drilling activity mainly at the Ku-Maloob-Zaap project.

Seismic studies

During the third quarter of 2005, the area covered by new 2D seismic studies decreased by 60% as compared to the same quarter of 2004. This reduction was mainly due to less activity in the Muzquiz and Burgos-Herrera projects.

The area covered by new 3D seismic studies decreased 88%, mainly at projects such as Golfo de México "B", Coatzacoalcos, Campeche Oriente and Golfo de México Sur.

The decrease in 2D and 3D seismic information activities is a result of the advance of projects to the information analysis phase.

New approved locations

During the third quarter of 2005, new approved locations for seismic studies decreased by 2, mainly as a result of the advancement of exploratory projects to subsequent phases of study and drilling.

Discoveries

Our main discoveries in the third quarter of 2005 were:

The Ku-Maloob-Zaap project, located in the Campeche Sound in the Gulf of Mexico (Figure 1), includes three fields – Ku, Maloob and Zaap – that produce Maya crude oil with densities from 13° to 25° API. The Maloob field was discovered in 1979, Ku was discovered in 1980 and Zaap in 1990. Currently, most of these fields' production is obtained by gas lift, which basically consists of the injections of natural gas into wells.

The main objectives of Ku-Maloob-Zaap project are:

* To maintain pressure in the fields by injecting nitrogen
* To increase production through the construction of additional infrastructure and drilling of additional wells

The project contemplates the construction of 17 platforms, the drilling of 103 wells and the installation of approximately 200 kilometers of pipelines. The 17 platforms consist of 7 drilling platforms, 4 for production, 1 for telecommunications, 4 for residential use and 1 riser platform.

Additionally, a floating production, storage and offloading (FPSO) vessel will be incorporated. This FPSO has a production capacity of 200 Mbd of crude oil and 120 MMcfd of natural gas plus 2.2 MMbd of crude oil storage capacity.

By 2010 Ku, Maloob and Zaap are expected to produce an average of 800 Mbd of crude oil and 330 MMcfd of natural gas.

It is expected that the installation of all required platforms will conclude during 2007. Likewise, in that same year, the FPSO is expected to start operations to incorporate early production at Maloob and Zaap.

In 2006, average daily production is estimated to be 370 Mbd of crude oil and it is expected to increase gradually until it reaches approximately 800 Mbd in 2010. This subject to: (i) the conclusion of 99 development wells and (ii) pressure maintenance by

means of the injection of up to 500 MMcfd of nitrogen through four injection wells, which is expected to begin at the end of 2006.

Gas and basic petrochemicals

Gas processing and dry gas production

During the third quarter of 2005, total on-shore natural gas processing fell by 4%. The decline was a consequence of:

* An increase in the volume of natural gas processed at the off-shore gas treatment facility within Akal-C, in the Cantarell complex. Natural gas processed off-shore is re-injected into the wells in order to improve production
* A decrease in the production of sour wet gas off-shore as a result of infrastructure shut-in's caused by Hurricane Emily

Sweet wet gas processing increased by 6% due to the increase in production from the Burgos and the Veracruz Basins and the steady operation of the two modular cryogenic plants in the Burgos Gas Processing Center (GPC).

Dry gas production averaged 3,082 MMcfd, 2% less than the production registered in the third quarter of 2004.

Natural gas liquids production decreased by 5% as a result of a lower supply of associated natural gas.

The sulfur recovery plant at the Cangrejera GPC started operating in August 2005. This plant has a nominal capacity of 10 tons per day and it is designed to recover 96% of the sulfur content of the acid gas stream coming from the sweetening section of the fractionation plant located in Cangrejera.

As a result, maximum dioxide sulfur emissions will be 50kg per ton of sulfur processed. This figure is less than 50% of the maximum amount set by the Environmental Ministry and international standards.

Refining

Processing

During the third quarter of 2005, total crude oil processing decreased by 1%, resulting from a 1% and 2% reduction in the processing of heavy and light crude oils, respectively. This decrease was due to adverse weather conditions in the Gulf of Mexico, supply

disruptions of the electric power provided by Comisión Federal de Electricidad (CFE) and transportation constraints in moving products from southeast Mexico to the Madero and Cadereyta refineries. The transportation constraints are explained by the implementation of safety measures in crude oil and refined products pipelines in order to prevent leakages.

Production

During the third quarter of 2005, gasoline, fuel oil and diesel production decreased by 4%, 3% and 4%, respectively. Gasoline and diesel productions declined as a consequence of the decrease in the process of light currents while fuel oil production fell due to high inventories resulting from lower demand from the CFE.

Refining margin

In the third quarter of 2005, Mexico's refining margin increased by 72%, to US$5.51 per barrel, from US$3.21 per barrel in the third quarter of 2004. This increase is mainly a result of higher prices for refined products.

Franchises

As of September 30, 2005, the number of franchised gas stations rose 7% to 7,041, from 6,562 as of September 30, 2004.

Petrochemicals

Petrochemicals production

Total petrochemicals production for the third quarter of 2005 was 2,599 thousand tons (Mt), 3% less than that observed in the same quarter of 2004. This decrease was mainly driven by lower production levels in ammonia plants, due to high natural gas prices. However, production increases were registered in low density polyethylene, ethylene oxide and paraxylene (aromatic), as a result of the expansion of the third train in the low density polyethylene plant, catalyst substitution in the ethylene oxide plant and increased utilization of capacity in the paraxylene plant, all in La Cangrejera Petrochemical Center.

Fénix project

The new scope of the Fénix Project includes the expansion of La Cangrejera ethylene cracker and the Morelos ethylene cracker, from 600 to 875 Mt per year each. The expanded facilities will require natural gasolines, which will be supplied by PEMEX and were previously exported, due to the lack of processing capacity. The intermediate petrochemicals products produced will be used as inputs for polyethylene production and some other products produced in new facilities. These facilities are a new polyethylene

plant and a new aromatic train. Their construction is expected to occur in alliance with Grupo Idesa, S.A. de C.V., Nova Chemicals Corporation and Indelpro, S.A. de C.V.

Petrochemicals merger

On September 15, 2004 a resolution was published in the Official Gazette of the Federation (Diario Oficial de la Federacíon) authorizing the Ministry of Energy to carry out the merger of the seven subsidiaries of Pemex Petrochemicals. A year later, on September 15, 2005, the Ministry of Energy requested a 6 months extension.

International trade2

Crude oil exports

In the third quarter of 2005, PEMEX's crude oil exports averaged 1,719 Mbd, 6% lower than the volume registered during the third quarter of 2004. Approximately 82% of the total crude oil exports were heavy crude oil (Maya), while the rest consisted of light and extra-light crude oil (Isthmus and Olmeca). 79% of the total crude oil exports were delivered to the United States, while the remaining 21% were distributed among Europe (12%) and the rest of America (9%).

The weighted average export price of the Mexican crude oil basket was US$49.54 per barrel, as compared to US$33.49 per barrel in the third quarter of 2004.

Refined products and petrochemicals exports

Exports of refined products averaged 180 Mbd, 35% higher than those in the third quarter of 2004. This was primarily due to higher availability of long residue, light cycle oil, jet fuel and heavy naphtha. Moreover, the jet fuel exported by ground transportation to the airports located in the south Texas area registered a significant growth.

Petrochemical exports decreased by 13%, or 29 Mt, totaling 195 Mt for the quarter. This increase was attributable to the greater availability of sulfur, monoethyleneglycol (MEG), ethylene, diethylenglycol and benzene.

Imports

Natural gas imports averaged 448 MMcfd, 48% less than the imports registered during the third quarter of 2004. Imports decreased due to an increase in PEMEX's production and a lower domestic demand.

Imports of refined products increased by 39%, from 276 Mbd in the third quarter of 2004 to 383 Mbd. The increase was a result of:

* Higher gasoline imports due to lower refineries' output and a higher domestic demand for gasoline
* Higher demand from the CFE for fuel oil
* An increase in ultra-low sulfur diesel imports

Petrochemicals imports decreased by 5%, as compared to the third quarter of 2004, to 91 Mt, due to a reduction in imports of polymers, toluene, xylene and isobutene.

Financial results as of September 30, 2005

Total sales

During the third quarter of 2005, total sales (including the special tax on production and services, or IEPS) increased by 18% in constant pesos to Ps. 241.3 billion (US$22.4 billion), as compared to Ps. 204.2 billion in the third quarter of 2004.

Domestic sales

Domestic sales, including IEPS, increased 11% to Ps. 127.3 billion (US$11.8 billion), from Ps. 115.1 billion. Domestic sales, net of IEPS, increased 22% to Ps. 125.2 billion (US$11.6 billion) from Ps. 102.5 billion. The increase in total domestic sales was attributable to the following:

* Natural gas sales increased 21.8% to Ps. 21.6 billion (US$2.0 billion) from Ps. 17.7 billion. Natural gas sales volume decreased 7% to 2,612 MMcfd from 2,809 MMcfd. The average sales price of natural gas was US$8.12 per million British Thermal Units (MMBtu) as compared to US$6.20 per MMBtu in the third quarter of 2004
* Sales of refined products, net of IEPS, grew 23% to Ps. 98.3 billion (US$9.1 billion) from Ps. 79.9 billion. Refined products sales volume increased 3% to 1,756 Mbd, from 1,707 Mbd. The IEPS generated by these sales decreased 83% to Ps. 2.1 billion (US$0.2 billion) from Ps. 12.6 billion. Sales of refined products, including IEPS, increased 9% to Ps. 100.4 billion (US$9.3 billion) from Ps. 92.5 billion
* Petrochemical sales increased 9% to Ps. 5.3 billion (US$0.5 billion) from Ps. 4.8 billion. Petrochemicals sales volume grew 9% to 965 Mt from 888 Mt

Exports

Export sales totaled Ps. 114.0 billion (US$10.6 billion), 28% higher than the Ps. 89.1 billion registered in the third quarter of 2004. The distribution of export sales for the third quarter of 2005, as compared to the same period of 2004, was as follows:

* Crude oil and condensates export sales increased 26% to Ps. 102.4 billion (US$9.5 billion) from Ps. 81.4 billion. Crude oil exports volume fell 6% to 1,719 Mbd from 1,837 Mbd
* Refined products export sales rose 55% to Ps. 11.0 billion (US$1.0 billion) from Ps. 7.1 billion. Refined products exports volume grew 35% to 180 Mbd from 133 Mbd
* Petrochemical products export sales increased 6% to Ps. 0.6 billion (US$0.1 billion) from Ps. 0.6 billion. Petrochemical products exports volume decreased 13% to 195 Mt from 224 Mt

Costs and expenses remained stable

Costs and operating expenses fell Ps. 189 million to Ps. 94.5 billion (US$8.8 billion).

Cost of sales decrease 6%, or Ps. 4.8 billion, to Ps. 75.3 billion (US$7.0 billion). The decrease was the result of the following:

* A Ps. 10.0 billion decrease in operational maintenance
* A Ps. 6.7 billion decrease in the variation of inventories
* A Ps. 12.0 billion increase in imports of products

Distribution expenses

Transportation expenses increased 20%, from Ps. 4.7 billion to Ps. 5.6 billion (US$0.5 billion).

Administrative expenses increased 37%, from Ps. 10.0 billion to Ps. 13.7 billion (US$1.3 billion).

The cost of the reserve for retirement payments, pensions and indemnities increased 30%, from Ps. 10.4 billion to Ps. 13.6 billion (US$1.3 billion). This cost is distributed among cost of sales, distribution expenses and administrative expenses. The increase in the cost of the reserve for retirement payments was the result of not only the natural evolution of the reserve, but also the incorporation of medical services into the reserve.

Operating income increased 34%

Operating income in the third quarter of 2005 totaled Ps. 146.8 billion (US$13.6 billion), and was 34% higher than the comparable figure for the third quarter of 2004 of Ps. 109.5 billion.

Excluding IEPS, operating income grew 49%, or Ps. 47.8 billion, to Ps. 144.7 billion (US$13.4 billion) from Ps. 96.9 billion.

Comprehensive financing cost

Increase of comprehensive financing cost

Comprehensive financing cost increased by Ps. 19.0 billion, from a revenue of Ps. 9.9 billion to a cost of Ps. 9.1 billion (US$0.8 billion). This increase was caused by:

* An increase of Ps. 9.2 billion in net interest expense
* An increase of Ps. 5.7 billion in the net foreign exchange loss
* An increase of Ps. 4.1 billion in the monetary position

Net interest expense increased 327%, from Ps. 2.8 billion to Ps. 12.0 billion (US$1.1 billion).

Interest expense increased Ps. 9.2 billion, while interest income decreased Ps. 0.1 billion.

The increase is mainly due to the mark-to-market valuation of the prepayment, in July 2005, of the Petróleos Mexicanos bonds held by the Pemex Project Funding Master Trust. The mark-to-market value of these bonds was approximately US$0.4 billion higher than its face value of US$2.3 billion. The prepayment is related to the exchange of Petróleos Mexicanos bonds for Pemex Project Funding Master Trust's effected in December 2004, in order to transfer cash from Petróleos Mexicanos to Pidiregas funds. The net present value of the bond exchange was zero excluding transaction costs. The premium paid to the investors who participated in the bond exchange before December 15, 2004, was 0.25% and was registered in December 2004.

In addition, as described ahead, as of July 1, 2005, the debt of Pemex Finance, Ltd. is consolidated in the financial statements of Petróleos Mexicanos. As a result, the interest expense now reflects the interest expense of Pemex Finance, Ltd.

Net foreign exchange loss totaled Ps. 0.2 billion (US$0.02 billion) in the third quarter of 2005 as compared to a net foreign exchange gain of Ps. 5.5 billion in the third quarter of 2004.

This decrease was primarily a consequence of the depreciation of the Mexican peso against the US dollar by 0.1%, during the third quarter of 2005, as compared to an appreciation of 1.2% in the comparable period of 2004.

The monetary gain was Ps. 3.0 billion (US$0.3 billion), representing a 58% decrease from the monetary gain for the third quarter of 2004.

The decrease in the monetary gain was due to a drop in inflation from 0.9% to 0.4% in the third quarter of 2005.

Other net revenues

Other net revenues decreased 48% to Ps. 7.0 billion (US$0.6 billion). The corresponding figure for the third quarter of 2004 was a net revenue of Ps. 13.3 billion.

The decrease was mainly due to the cancellation of the recognition of impairment of fixed assets registered during the third quarter of 2004, which was not observed during the corresponding period of 2005.

The impairment of fixed assets was calculated in accordance with Accounting Bulletin C-15 "Impairment of the Value of Fixed Assets and Disposal" which requires the recognition in net income of the difference between the value of the asset registered and the present value of the expected future flows associated with the asset.

Income before taxes and duties

Income before taxes and duties was Ps. 144.7 billion (US$13.4 billion), compared to Ps. 132.6 billion. The 9% increase was principally the result of an increase of Ps. 37.3 billion in operating income. This increase was partially offset by a Ps. 19.0 billion increase in comprehensive financing cost and a Ps. 6.3 billion reduction in other net revenues.

Petróleos Mexicanos and its subsidiary entities pay taxes and duties equivalent to 60.8% of total sales3. This includes the special tax on production and services (IEPS) that applies to gasoline.

Taxes and duties paid increased 22%, from Ps. 126.8 billion to Ps. 154.6 billion (US$14.3 billion).

IEPS is paid by the end consumer of gasoline and PEMEX is an intermediary between the Ministry of Finance (SHCP) and the end consumer. The Ministry of Finance determines the retail price of gasoline. Recently, gasoline prices have remained nearly unchanged because changes are linked to increases in the consumer price index. When PEMEX sells gasoline, it retains an amount based on an estimate of its production cost,

assuming efficient refinery operation. The difference between the retail price and the cost that PEMEX retains is primarily IEPS, which PEMEX collects and passes on to the federal government.

Therefore, when the crude oil price and the production cost of gasoline are high, the IEPS decreases. The converse is true when crude oil prices are low.

The IEPS totaled Ps. 2.1 billion (US$0.2 billion), Ps. 10.4 billion lower than that observed during the third quarter of 2004 of Ps. 12.6 billion (US$1.2 billion).

In 2005, the excess gains duty replaced the prior duty for exploration, gas, refining and petrochemicals infrastructure (duty for infrastructure or AOI). The excess gains duty is equal to 39.2% of the revenues from crude oil export sales in excess of the threshold price set by the Mexican Government of US$23.00 per barrel. For 2005, the proceeds of this duty paid in excess of US$27.00 per barrel will be allocated as follows:

* 50% to the investment in infrastructure in exploration, production, gas, refining and petrochemicals that Petróleos Mexicanos and its subsidiary entities undertake
* 50% to programs and investment projects in infrastructure of the Federal States of the Mexican Republic

During the third quarter of 2005, the excess gains duty paid by PEMEX totaled Ps. 17.6 billion (US$1.6 billion) while in the same quarter of 2004, the duty for infrastructure totaled Ps. 10.0 billion.

The reimbursement of the excess gains duty during the first half of 2005 was Ps. 3.9 billion (US$0.4 billion). On May 13, 2005, PEMEX received Ps. 0.7 billion (US$0.06 billion) and on August 10, 2005, PEMEX received Ps. 3.2 billion (US$0.3 billion).

PEMEX expects that the total reimbursement of the excess gains duty for 2005 will be Ps. 23.5 billion (US$2.2 billion). The advance reimbursements of the third and fourth quarters are expected to be received in November and December 2005, respectively. The reimbursements corresponding to the first six months of 2005 will be used for investments this year, whereas the resources collected during the third and fourth quarters will be used in 2006.

Net income
Net loss of Ps. 9.9 billion

PEMEX registered a net loss of Ps. 9.9 billion (US$0.9 billion), compared to a net gain of Ps. 5.8 billion. The Ps. 15.7 billion decrease in the net loss is explained by:

* An increase of Ps. 37.3 billion in operating income
* An increase of Ps. 19.0 billion in the comprehensive financing cost
* A decrease of Ps. 6.3 billion in other revenues

* An increase of Ps. 27.8 in taxes and duties

EBITDA increased 35%

EBITDA increased 35%, from Ps. 132.3 billion to Ps. 177.9 billion (US$16.5 billion). EBITDA is reconciled to net loss as shown in the following table:

Total assets

Total assets increased 5%

As of September 30, 2005, total assets were Ps. 1,044.9 billion (US$96.8 billion), representing a 5%, or Ps. 52.4 billion, increase as compared to total assets as of September 30, 2004. The changes in the components of total assets were as follows:

* Cash and cash equivalents decreased by 14%, or Ps. 18.6 billion
* Accounts receivable increased by 59%, or Ps. 49.4 billion
* The value of inventories increased by 40%, or Ps. 15.1 billion, as a result of higher hydrocarbon prices
* Properties and equipment increased by 8%, or Ps. 44.0 billion, reflecting new investments
* Other assets decreased by 30%, or Ps. 47.8 billion, mainly as a result of the application of the new Bulletin D-3 "Labor Obligations", which separates pensions from benefits and no longer requires a minimal reserve for benefits in the reserve for retirement payments, pensions and seniority premiums

Total liabilities

Liabilities increased 5%

Total liabilities increased by 5% to Ps. 1,031.5 billion (US$95.6 billion)

* Short-term liabilities increased by 12%, or Ps. 18.6 billion, to Ps. 172.7 billion (US$16.0 billion), primarily as a result of the increase in taxes payable and financial derivative instruments
* Long-term liabilities increased by 4%, or Ps. 34.3 billion, to Ps. 858.9 billion (US$79.6 billion), due to the increase in long-term documented debt

Total debt is discussed at greater length under "Financing Activities".

Reserve for retirement payments

The reserve for retirement payments, pensions and seniority premiums decreased by 1%, to Ps. 342.7 billion (US$31.8 billion) from Ps. 346.1 billion. The Ps. 3.5 billion decrease resulted from:

* A decrease of Ps. 41.8 billion due to a change in accounting standard in accordance with Bulletin D-3 "Labor Obligations" that separates pensions and benefits and no longer requires a minimal reserve for retirements benefits
* An increase of Ps. 14.3 billion due to a decrease of one year in the funding period
* A partially offsetting increase of Ps. 12.1 billion due to the difference between actual and expected wage negotiations
* An increase of Ps. 3.0 billion due to a decrease in the pension fund
* An increase of Ps. 4.5 billion due to one more year of payroll seniority
* An increase of Ps. 4.1 billion due to changes in actuarial assumptions
* An increase of Ps. 0.2 billion due to the establishment of a reserve of severance payments
* An increase of Ps. 8.6 billion due to the application of the Voluntary Retirement Program
* A decrease of Ps. 8.5 billion due to the recognition of the initial effect in 2004 of the medical services provided to all employees, active and non-active

Equity

Decrease of 4%

PEMEX's equity decreased by 4%, or Ps. 0.5 billion, from Ps. 13.9 billion to Ps. 13.4 billion (US$1.2 billion). The decrease in equity was due to:

* An offsetting effect of Ps. 35.5 billion due to the capitalization of the duty for infrastructure paid in 2004
* A decrease of Ps. 7.0 billion attributable to the excess of the threshold affecting the intangible asset associated with the reserve for retirement payments, pensions and seniority premiums
* A decrease of Ps. 6.4 billion due to the restatement of equity
* A decrease of Ps. 10.0 billion due to the application of the Bulletin C-10 "Derivative Financial Instruments and Hedge Operations"
* An increase of Ps. 12.5 billion in cumulative net losses

Results by segment

Operating income

The operating loss of Pemex Refining totaled Ps. 18.2 billion (US$1.7 billion), Ps. 8.7 billion higher as compared to the September 30, 2004. It is worth mentioning that since February 2005, the reference price of some products marketed by refining, mainly diesel

and magna gasoline, has been higher to the retail established price. The difference would be equal to a negative IEPS tax. Nevertheless, since negative taxes do not exist, the price received by refining is limited by the retail established price generating an additional loss.

The operating loss of Pemex Petrochemicals totaled Ps. 6.2 billion (US$0.6 billion), Ps. 0.2 billion higher as compared to the September 30, 2004.

Changes in financial position

Funds provided by operating activities totaled Ps. 49.1 billion (US$4.6 billion). The increase of Ps. 17.5 billion is primarily due to the increase in the variation of the intangible asset derived from the actuarial computation of labor obligations and other assets and taxes payable.

Funds provided by financing activities totaled Ps. 34.3 billion (US$3.2 billion). The decrease of Ps. 21.9 billion is mainly due to the amortization of securities.

Funds used in investing activities totaled to Ps. 58.0 billion (US$5.4 billion) as a result of an increase in fixed assets.

Taking into account exploration and non-successful drilling expenses, as well as non-capitalized maintenance, funds used in investing activities totaled Ps. 84.7 billion (US$7.8 billion)

Change in the functional currency of the Master Trust

As of September 30, 2005 the US dollar remains as the Master Trust functional currency for financial information under Mexican Generally Accepted Accounting Principles (Mexican GAAP).

Annual Report amendment under the 20-F form format for the Securities and Exchange Commission (SEC)

20-F amendment

The United States Securities and Exchange Commission periodically makes detailed revisions to annual reports under 20-F form format. In 2005, the SEC revised PEMEX's 20-F form as of December 31, 2004. This revision resulted in an amendment that basically consists of corrections to the company's information by segment including: (i) Petróleos Mexicanos (Corporate), (ii) Subsidiary Entities that guarantees PEMEX's debt (Pemex Exploración y Producción, Pemex Gas y Petroquímica Básica and Pemex Refinación) and (iii) Pemex Petroquímica.

Financing activities

Funds raised year to date

Year to date, US$8.5 billion were raised as follows:

* US$1.9 billion in foreign capital markets
* US$2.9 billion in the Mexican capital market
* US$0.9 billion in the Mexican capital market, as part of the pre-funding of the financing requirements for 2006
* US$2.2 billion in bank loans
* US$0.6 billion from export credit agencies (ECA's)

Approximately 60% of this amount has been raised in the international markets, and the rest was raised in the Mexican market.

Financing program for the remainder of 2005

For the rest of 2005, PEMEX plans to raise approximately an additional US$1 billion, which is expected to be financed by export credit agencies (ECA's). Additionally, and depending on market conditions, PEMEX may continue pre-funding its financing program for 2006.

Capital markets

Master Trust

During 2005, the Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, entered into the following financings:

* On February 24, 2005, it issued EUR1.0 billion of its 5.5% coupon notes due 2025
* On March 22, 2005, it entered into a syndicated credit facility of US$4.3 billion divided into two tranches:
* US$2.2 billion maturing on 2010 bearing an interest rate of LIBOR plus 50 basis points
* US$2.1 billion maturing on 2012 bearing an interest rate of LIBOR plus 65 basis points
* Of the US$4.3 billion obtained in this credit facility, US$2.2 billion were used to refinance current syndicated credit facilities and the rest was used to finance this year's capital expenditures.
* On June 8, 2005, it issued US$ 1.5 billion notes divided in two tranches:
* US$1.0 billion maturing on 2015 with a 5.57% coupon
* US$0.5 billion maturing 2035 with a 6.625% coupon
* On July 18, 2005, it amended its US$1.25 billion revolving syndicated credit facility originally signed in June 2004. The amendment involved:
* A reduction of the interest rate margins over LIBOR payable

* A reduction of the commitment fee
* A one year extension of the maturity of the facility
* On August 31, 2005 it issued US$ 175 million notes bearing interest rate at LIBOR plus 0.425% maturing on 2008

F/163

During 2005, the Trust F/163, a Mexican trust controlled by, and whose debt is guaranteed by PEMEX, entered into the following financings

* On December 23, 2004, it issued in the Mexican market notes denominated in Unidades de Inversión (Units of Investment or UDI's) equivalent to Ps. 5.0 billion. The notes issued are zero-coupon with a 9.01% interest rate yield and a 15 year maturity
* On February 1, 2005, it reopened the UDI's issuance for an amount equivalent to Ps. 6 billion with a 9.07% interest rate yield and a 15 year maturity
* On February 11, 2005, it issued in the Mexican market notes for Ps.15 billion. The issuance was done in two tranches:
* Ps. 7.5 billion, with a floating coupon rate equal to 91 days CETES plus 51 basis points, due in 2010
* Ps. 7.5 billion, with a floating coupon rate equal to 182 days CETES plus 57 basis points, due in 2013
* On May 13, 2005, it reopened the February 2005 issuance for Ps.10 billion, divided in two tranches:
* Ps. 5.013 billion, with a yield equal to 91 days CETES plus 49 basis points, due in 2010
* Ps. 4.987 billion, with a yield equal to 182 days CETES plus 55 basis points, due in 2013
* On July 29, 2005, it issued in the Mexican market Ps. 5 billion of notes with stripped coupons at 9.91% and a 10 year maturity
* On October 21, 2005, it reopened the issuance of July 2005 by issuing Ps. 4,500 million, and it also issued in the Mexican market notes for Ps.5,500 million with a floating coupon rate equal to 91 days CETES plus 35 basis points, due in 2011

Pemex Finance

On June 27, 2005, Pemex Finance, Ltd. redeemed the following series of its outstanding notes which were financially guaranteed by an insurance policy and therefore were rated AAA:

The notes selected for redemption were trading in the secondary market at return rates similar to those of the bonds that are not financially guaranteed by an insurance policy,

and that are issued by other PEMEX financing vehicles. The approximate principal amount of the redeemed notes was US$994 million:

* US$194 million principal amount of 6.55% notes due 2008
* US$400 million principal amount of 6.30% notes due 2010
* US$250 million principal amount of 7.33% notes due 2012
* US$150 million principal amount of 7.80% notes due 2013

The notes were redeemed at a price equal to the principal amount thereof plus accrued interest thereon and make-whole premium. The outstanding principal amount of the remaining Pemex Finance, Ltd. notes is US$2.4 billion with maturities between 2007 and 2018.

Total debt

Total debt of US$48.0 billion

Total consolidated debt including accrued interest was Ps. 517.8 billion (US$48.0 billion). This figure represents an increase of 3%, or Ps.15.2 billion, compared to the figure recorded on September 30, 2004. Total debt includes:

* Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Trust F/163, RepCon Lux S.A. and Pemex Finance, Ltd
* Notes payable to contractors

On July 1, 2005, PEMEX entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance, Ltd. As a result, the financial results of Pemex Finance, Ltd., under Mexican Generally Accepted Accounting Principles, are consolidated into the financial statements of Petróleos Mexicanos. Consequently, sales of accounts receivable were reclassified into documented debt. This option can only be exercised once the remaining debt of Pemex Finance, Ltd., which is approximately US$2.4 billion, has been redeemed.

Net debt, or the difference between debt and cash equivalents, increased Ps. 33.8 billion, to Ps. 406.1 billion (US$ 37.6 billion) as of September 30, 2005, from Ps. 372.3 billion.

Short-term debt

Total debt with a remaining maturity of less than twelve months was Ps. 22.2 billion (US$2.1 billion), including:

* Ps. 20.5 billion (US$1.9 billion) in documented debt
* Ps. 1.7 billion (US$0.2 billion) in notes payable to contractors

Long-term debt

Total long-term debt was Ps. 495.6 billion (US$45.9 billion). This figure includes:

* Ps. 483.0 billion (US$44.8 billion) in documented debt
* Ps. 12.6 billion (US$1.2 billion) in notes payable to contractors

Maturity profile

The following table shows the maturity profile of PEMEX's total debt by currency:

Duration

PEMEX plans to smooth its maturity profile regardless of the duration of its outstanding debt. The average duration of its debt exposure is presented in the following table.

Interest rate risk

PEMEX's policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of September 30, 2005, approximately 64% of PEMEX's debt exposure carried a fixed interest rate, and 36% of its debt bore interest at floating rates.

More financing in pesos

Although most of PEMEX's debt is U.S. dollar denominated and at fixed rates, due to an increase in peso denominated financing, PEMEX's U.S. dollar debt exposure has decreased about 8 percentage points.

Debt exposure

The following table sets forth PEMEX's debt exposure to currency and interest rate risk:

Crude oil price risk

PEMEX maintained its short-term hedging program, which was established in the first quarter of 2005, to mitigate the impact of crude oil price volatility on its cash flows.

The program consists of acquiring options in order to hedge against potential crude oil price reductions during 2005. The underlying volume accounted for approximately 7% of PEMEX's annual crude oil production.

Other relevant topics

New fiscal regime

On October 20, 2005, the Chamber of Deputies approved a new fiscal regime for PEMEX based on the observations sent to the Congress by President Vicente Fox on September 1, 2005.

The President's observations refer to the proposal to modify PEMEX's fiscal regime which had been approved on June 28, 2005, by the Chamber of Deputies in an Extraordinary Session. This proposal had been previously approved by the Senate on April 27, 2005.

The observations generally focused on three aspects:

* Technical issues and clarifications on PEMEX's fiscal regime
* Clarifications about the allocation of excess resources to states and municipalities
* The linkage of PEMEX's fiscal regime to the implementation of best practices on corporate governance

In case the new fiscal regime is approved, it will go into effect on January 1, 2006.

Under the proposed new tax regime, Pemex Exploration and Production will be governed by the Ley Federal de Derechos and the tax regime for the other subsidiary entities will continue to be governed by the Ley de Ingresos de la Federación. The new fiscal regime for Pemex Exploration and Production consists of the following duties:

* Ordinary duty on hydrocarbons.- From 2006 to 2009, a variable tax rate will apply, depending on the average Mexican crude oil export price and the specific year4. The rate would vary from 78.68% to 87.81% in 2006, and would become a uniform rate of 79% in 2010 and thereafter. This duty would apply to the value of extracted production minus certain permitted deductions (including specific investments, some costs and expenses and the other duties)5
* Duty on hydrocarbons for the oil revenues stabilization fund.- The rate will range from 1% to 10%, on the value of the extracted crude oil production, depending on the average Mexican crude oil export price, and only if the crude oil export price exceeds US$22 per barrel6
* Extraordinary duty on crude oil exports.- The rate will be 13.1% on the realized value of oil exports in excess of estimated value of oil exports budgeted by Congress. This duty is to be credited against the duty for hydrocarbons for the oil revenues stabilization fund. The proceeds from this duty will be destined to the states through the stabilization fund of the states' revenues

* Duty on hydrocarbons fo the fund for scientific and technological research on energy.- The rate will be 0.05% on the value of extracted production. Based on the Federal Budget, the proceeds will be destined to the Mexican Petroleum Institute (IMP)

* Duty on hydrocarbons for fiscal monitoring of oil activities.- The rate will be 0.003% on the value of extracted production. Based on the Federal Budget, the proceeds will be destined to the Auditoría Superior de la Federación (Federal Auditing entity)
* Additional duty.- From 2006 to 2008, this duty will be applied if and only if the actual annual crude oil production is below the target production for a given year7

Presidential energy proposal

On September 12, 2005, President Vicente Fox announced a new proposal containing ten energy related measures. These measures are aimed at managing the emergency caused by Hurricane Katrina, which increased energy costs, and strengthening permanently the national energy supply structure.

The President sent to the Chamber of Deputies an initiative containing constitutional reforms designed to complement public investment in exploration and development activities related to non associated natural gas with private investment.

The President also sent an initiative to amend the Reglamentary Law on Oil Subjects of the Article 27 of the Mexican Constitution, as well as to modify three articles of the Federal Energy Regulatory Commission Law. The purpose of this initiative is to complement public investment in transport and storage infrastructure for crude oil and its derivatives with private investment.

In addition, President Vicente Fox issued decrees that would implement price caps for natural gas, liquefied petroleum gas (LPG) and electricity.

As a result, LPG and natural gas retail prices do not reflect in its entirety the increase of the international reference prices used to determine prices in Mexico.

President Vicente Fox also announced his intention to diversify natural gas supply sources, an energy program to support micro, small and medium-sized enterprises, plans to construct the first wind power plant and the active participation of the Mexican society in energy policy definition.

Hurricane Emergency Response Plan (PREH)

Since 1998, PEMEX has utilized the Hurricane Emergency Response Plan (PREH) to respond in an orderly and timely fashion to the presence of hurricanes. Some of the main actions that comprise the PREH are partial or total evacuation of off-shore personnel,

well shut-in's, temporary hydrocarbon output suspension and facilities protection measures.

Hurricane Katrina

Hurricane Katrina affected nine US refineries located in the Gulf of Mexico. Four of these refineries have a commercial relationship with PEMEX but only one requested the deferral of seven Maya crude cargoes, which contained a total of 3.5 million barrels.

PEMEX undertook the appropriate steps to allocate the deferred cargoes within its customers' portfolio.

Hurricane Rita

Hurricane Rita originated the shutdown of 19 refineries in the USA, located in the region of the coast of the Golf of Mexico. Some of these refineries shutdown operations as a cautionary measure, nevertheless, several suffered considerable damage. The Deer Park refinery, located in Houston, implemented its storm contingency plan by evacuating all of its personnel and temporarily closing down the facility.

The damage to refineries resulted, for PEMEX, in the cancellation of cargoes for 17.0 MMb which, were partially counterbalanced through additional sales and the leasing of very large crude carriers (VLCCs) that were used as floating storage facilities. Despite PEMEX's efforts, hurricane Rita had a negative impact in crude oil production.

In addition, fuel offloading at the Progresso Terminal, in the Peninsula of Yucatán, observed delays which, setback the delivery of fuels to service stations. This situation was reversed once the offloading and pumping of fuels resumed. There were no supply shortages.

Moreover, PEMEX evacuated approximately 200 workers from the Ocean Whittington and Hacuriyu V exploratory drilling platforms, which are located in the north of the Gulf of Mexico. This evacuation had no impact on crude oil production.

PEMEX performed a detailed inspection of the infrastructure within Mexico in order to guarantee the existence of optimal safety conditions and renew operations as soon as possible. The Hurricane Emergency Response Plan Working Group informed that Rita did not cause any damage to infrastructure and operations were fully resumed.

Hurricane Stan

According to the Hurricane Emergency Response Plan Working Group there were no damages to the infrastructure and operations were fully resumed.

Indirect effects of hurricanes

In order to reduce the indirect impacts caused by Hurricanes Katrina and Rita on PEMEX's operations, as a consequence of the damages caused in the United States, several actions were implemented to guarantee the supply of natural gas, liquefied petroleum gas (LPG), gasoline and diesel including the following:

* Regarding the supply of natural gas, PEMEX secured this through additional imports (275 MMcfd) via the Mexico – US border
* Regarding the supply of LPG, current storage levels are sufficient
* Regarding the supply of gasoline, PEMEX has diversified its sources by purchasing fuels from alternative suppliers
* Regarding the supply of diesel, the current import program is adequate

In order to reduce the impact in production, due to storage capacity constraints derived from the deferment of crude oil cargoes, PEMEX leased two VLCCs as floating storage facilities.

New collective bargaining agreement

On August 25, 2005, PEMEX and the Union executed a new collective bargaining agreement that became effective retroactively on August 1, 2005, in accordance with the terms of an extension granted during the negotiation process. By reaching an agreement before September 1, 2005, PEMEX and the Union averted a threatened labor strike. The terms of the new agreement provide for a 4.1% increase in wages and a 1.9% increase in other benefits. By its terms, the new collective bargaining agreement is scheduled to expire on July 31, 2007.

On August 17, 2005, the Board of Directors of Petróleos Mexicanos authorized the Director General to execute an amendment to the side agreement executed in July 2004 with the Union, in order to make certain adjustments required by applicable regulations and to establish a mechanism for the payment of benefits previously agreed upon in the side agreement executed in July 2004. This amendment was executed on August 26, 2005.

During 2005 PEMEX will allocate Ps. 2.8 billion to medical services including hospital equipment and purchases of medicines, as well as Ps. 49 million to build and maintain sports facilities across the country.

Incidents

Since July, 2005, the following incidents occurred in the states of Veracruz, Tabasco, Puebla, Tamaulipas and Estado de Mexico:

* On July 8, 2005, a leak in the 48 inch gas pipeline that runs from Dos Bocas to La Trinidad, Tabasco, caused a fire resulting from natural gas getting ignited. Studies determined that no gas spread to the atmosphere
* On July 13, 2005, an explosion occurred in a 36 inch crude oil pipeline running from the Pajaritos Maritime Terminal to the single buoy in the Allende Congregation, in the state of Veracruz. No environmental damage or risk to the surrounding communities was registered
* On July 24, 2005, a leakage registered in the 20 inch ethane pipeline running from the Cactus Gas Processing Center in Chiapas to the Petrochemical Complex La Cangrejera in Veracruz. The pipeline was sectioned, the pumping of ethane stopped, and people were evacuated from the farmland El Paraíso. No damages were registered
* On July 26, 2005, a leak of condensates occurred in the off-load pipe at the gathering station Cañón 1 in Reynosa, Tamaulipas. It is believed that this incident resulted from water currents and land movements caused by Hurricane Emily. The National Water Commission, the University of Tamaulipas and PEMEX examined the water of the Rio Bravo and determined there was no pollution
* On August 18, 2005, a gasoline leakage occurred in La Ceiba – Zoquital section of the 18 inch pipeline in the municipality of Xicotepec de Juárez, in the state of Puebla
* On August 19, 2005, an accident took place in the Madero Refinery in the state of Tamaulipas due to an explosion in a transformer of the Substation 3. No hydrocarbon leakage was registered
* On August 24, 2005, a leak of liquefied gas occurred in the 24 inch gas pipeline running from the Cactus Gas Processing Center to the Venta de Carpio sector in the municipality of Tepetlaoxtoc in the Estado de Mexico. No people were injured

* On August 31, 2005, a crude oil leakage was registered in the 3 inch pipeline in the Matlaltoyucan village in the Francisco Z. Mena municipality in the state of Puebla
* On September 9, 2005, a leak of liquefied gas occurred in pumping station No. 5 of Pemex Gas y Petroquímica Básica, located in Ciudad Mendoza, Veracruz. Gas flaring was required in order to control the leakage
* On September 18, 2005, a crude oil leakage was registered in a 3 inch draining line that goes into the Moloacán No. 1 battery in the municipality of Ixhuatlán del Sureste, in Veracruz
* On October 18, 2005, a leakage of approximately 200 barrels of crude oil occurred in El Chapo, in the municipality of Nanchital. The leak was caused in a pore of the 30 inch oil pipeline running from Nuevo Teapa to Poza Rica
* On October 25, 2005, a leakage of approximately 60 barrels of crude oil was registered in the Haliburton – Santa Agueda highway, in the municipality of Papantla, Veracruz. The leakage occurred in a 12 inch pipeline running from Ezequiel Ordoñez to the Poza Rica Storage and Pumping Central
* On October 27, 2005 a crude oil leakage was registered on a 4 inch pipeline at dam on construction in the municipality of Poza Rica, Veracruz. It is presumed that the leak was

caused by the impact of construction equipment. No personal injuries or habitational damage was reported. The affected pipeline has already been replaced

In collaboration with the Governments of the states of Veracruz, Tabasco, Puebla, Tamaulipas and Estado de Mexico, the Mexican Army and Navy, municipal authorities and Civil Protection, among others, PEMEX has implemented contingency plans to protect and reestablish the health and integrity of the population of the affected areas and counteract any negative environmental impact.

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex Exploration and Production, Pemex Refining, Pemex Gas and Basic Petrochemicals and Pemex Petrochemicals. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the September 30, 2005 exchange rate of Ps. 10.7907 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing with the US Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The US Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain

terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures, which are calculated as described above. They are presented because PEMEX believes that they are widely accepted financial indicators of its ability to service or incur debt. EBITDA, free cash-flow and discretionary cash-flow should not be considered as indicators of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ANNEX 2

CONSOLIDATED

Final printing

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

(Figures in thousands of pesos with the acquisition power of September 30, 2005 and in thousands of dollars)

1. Basis of presentation

The consolidated financial statements of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies ("PEMEX"), as of September 30, 2005 and 2004 and for the nine month periods ended on these dates are not audited. In the Management opinion, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included. The interim results of the periods are not necessarily an indicative of the whole year.

For the purposes of these non audited interim consolidated financial statements, certain information and disclosure that are usually included in the financial statements prepared under Mexican Generally Accepted Accounting Principles, have been condensated or omitted. These non-audited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of December 31, 2005 and 2004.

2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico, ("Mexican GAAP") as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants or "MIPA"). Until 2002, the recognition of inflation was taken in accordance with the Financial Reporting Standard ("NIF") 06-BIS "A" Section A, as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"). In January 2003, the SHCP authorized PEMEX, that beginning in 2003, it could recognize the inflation effects in accordance with NIF-06 BIS "A" Section C, which forced PEMEX to adopt Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10") at the end of the year. According to that accounting policy, the financial statements ended on September 30, 2005 and 2004 are presented under the sames basis.

Since 2004, PEMEX has changed the accounting policies for registrying operations related to the exploration and wells drilling activities, instead of applying through the exploration and depletion reserve. Since January 1st, 2004, the provisions of Bulletin C-15 "Impairment of fixed assets of long life and their

duration", went into effect, as issued by MIPA. As of September 30, 2005, PEMEX has recognized impairment in its fixed assets.

Since January 1st, 2004, PEMEX adopted the provisions of Bulletin D-3 "Labor Obligations", issued by MIPA, which incorporate rules of valuation, presentation and registration for the recognition of the remunerations for other later benefits to retirement.

3. Accounts, notes receivable and other

As of September 30, 2005 and 2004 the accounts, notes receivable and other receivables are as follows:

	2005	2004
Trade-domestic	$ 50,890,167	$ 31,367,743
Trade-foreign	34,415,888	14,311,248
Pemex Finance, Ltd	-	8,556,349
Mexican Government, advance payments on minimum guaranteed dividends	7,655,722	8,077,117
Other accounts receivable	42,670,490	23,832,096
Less: allowance for doubtful accounts	(2,014,216)	(1,966,093)
	$ 133,618,051	$ 84,178,460

4. Inventories

As of September 30, 2005 and 2004 inventories are as follows:

	2005	2004
Crude oil, refined products, derivatives and petrochemical products	$49,130,367	$ 33,603,626
Materials and supplies in stock	3,491,753	3,841,660
Materials and products in transit	1,538,714	1,788,730
Less:		
Allowance for slow-moving inventory and obsolescence reserve	(1,543,958)	(1,736,979)
	$52,616,876	$ 37,497,037

5. Properties and equipment

As of September 30, 2005 and 2004 the balances for this concept, net of accumulated depreciation and amortization, are as follows:

	2005	2004
Land	$ 38,758,820	$ 38,798,273
Buildings	14,317,544	14,588,871
Wells and field assets	141,092,863	100,694,442
Plants, furniture and equipment	272,314,329	252,409,763
Offshore platforms	72,342,476	55,923,983
	$538,826,032	$462,415,332
Fixed assets pending disposition	($ 2,838,109)	$ 1,789,228
Construction spares	-	137,908
Construction in progress	89,663,232	117,264,445
	$ 625,651,155	$581,606,913

The depreciation of fixed assets and amortization of wells at the end of September 30, 2005 and 2004, recognized in cost and operating expenses, was Ps. 36,975,565 and Ps. 32,380,557, respectively. The accumulated depreciation and amortization as of September 30, 2005 and 2004 was Ps. 556,969,250 and Ps. 516,727,206, respectively.

6. Long-term debt

During the first nine months of 2005, the following financing operations were performed:

Petróleos Mexicanos obtained trade loans for an aggregate amount of U.S.$42,300 from various financial institutions.
Master Trust obtained trade loans in the amount of U.S.$604,700, also from various financial institutions.
Master Trust obtained U.S$4,250,000 in syndicated loans.
On February 24, 2005, Master Trust issued €1,000 million of 5.5% bonds due in 2025.
On June 8, 2005, Master Trust issued U.S $1,500 million of which U.S.$1,000 million were 5.75% notes due in 2015 and U.S.$500,000 million were 6.625% notes due in 2035.
On August 31, issued U.S. $175,000 of its libor plus 42.5 notes due in 2008.
On February 1, 2005, Petróleos Mexicanos, through Fideicomiso F/163, issued indebtedness certificates in the amount of 1,697,654,000 UDIS, which value on the issue date was Ps. 6,000,000. This issue was a reopening of the first issue in UDIS that was placed on December 23, 2004, and its maturity term is of 15 years.
On February 11, 2005, Petróleos Mexicanos, through Fideicomiso F/163, issued indebtedness certificates in the amount of Ps. 15,000,000, of which Ps. 7,500,000 is at a rate of Cetes 91 days plus 0.51%, due in February 2010 and Ps. 7,500,000 is at a rate of Cetes 182 days plus 0.57%, due in January 2013. This issue was reopened on May 13, 2005, for an amount of Ps. 10,000,000 of which Ps. 5,012,600 is due 2010 and Ps. 87,400 is due 2013.
On July 29, 2005 Petróleos Mexicanos, through Fideicomiso F/163, issued indebtedness certificates for Ps. 5,000,000 at a fixed rate interest of 9.91% due in 2015.
From January to September, 2005 Petróleos Mexicanos issued under the indebtedness certificate program, Ps. 16,000,000 in 32 tranches. From January to September, 2005 all issues were paid.
The payment of Petróleos Mexicanos' bonds exchange for the Master Trust bonds, was made on these dates:

April 29, 2005 in the amount of U.S. $803,365,
May 20, 2005 in the amount of U.S. $678,697,
July 6, 2005 in the amount of U.S. $826,099.

7. Comprehensive gain (loss)

The comprehensive gain (loss) for the periods ended September 30, 2005 and 2004, is integrated as follows:

	2005	2004
Net loss for the year	($2,885,299)	($25,744,548)
Effect of restatement for the year - Net	(2,272,355)	1,289,441
Others	(4,853,644)	
Comprehensive loss for the year	($10,011,298)	($24,455,107)

8. Foreign currency position

As of September 30, 2005 and 2004, the consolidated financial statements of PEMEX include monetary assets and liabilities as follows:

Amounts in foreign currency
(Thousands)

As of September 30, 2005	Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
U.S. dollars	18,347,091	(38,438,392)	(20,091,301)	10.7907	($216,799,201)
Japanese yen		(58,937,985)	(158,937,985)	0.0955	(15,178,578)
Pounds sterling	351	(474,289)	(473,938)	19.12,76	(9,065,292)
Swiss francs		(142)	(1 42)	9.3558	1,328
Euros	3,813	(4,220,238)	(4,216,425)	13.0298	(54,939,175)
Net-short position before foreign-currency hedging					($295,983,574)

As of September 30,2004					
U.S. dollars	11,795,825	(34,058,901)	(22,263,077)	11.3884	($253,540,822)
Japanese yen		(179,404,635)	(179,404,635)	0.10341	(18,552,233)
Pounds sterling	304	(451,478)	(451,478)	20.58901	(9,289,257)
Swiss francs	285	(285)	-	9.11869	-
Euros	1,655,067	(4,492,306)	(2,837,239)	14.1398	(40,118,108)
Net-short position before foreign-currency hedging					($321,500,421)

9. Commitments and Contingencies

a. PEMEX is involved in various lawsuits filed against it by dismissed personnel, which in the event of being resolved in favor of the dismissed personnel, they would result in a charge to operations in the year in which the payment is made. Management does not believe that the ultimate outcome of these events will have a material effect on its financial position or results of operations.

b. PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment, or the "Environmental Law"). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. To date, audits of refineries, secondary petrochemical plants and certain other facilities have been concluded. Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (the Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remedy and improvement plans. Such plans consider remediation for environmental damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PEMEX has recorded obligations for environmental remediations as of September 30, 2005 and 2004 of $1,555,476 and $2,042,473 respectively. This liability is included in the "Reserve for sundry creditors and others".

c. As of September 30, 2005, PEMEX is involved in various civil, tax and administrative lawsuits with a total claim amount of $13,429,183. At September 30, 2005 and 2004, PEMEX has accrued $1,591,146 and $1,420,435 respectively, related to these contingencies.

d. Conproca, S.A. de C.V. ("Conproca") filed a claim for arbitration against PEMEX. According to the additional claims filed by the parties before the International Arbitration Court, the amount claimed by Conproca is US$632,801. PEMEX filed a counterclaim in the amount of US$907,660.

As of the day of this report, there are pending several stages of the arbitration, such as offering evidences, experts' opinions and several hearings to decide the liability of each party. In accordance with the procedural schedule approved by the Arbitration Court, the arbitration will last until 2006. The Management believes it has sufficient elements to support this claim and accordingly, it has not created a reserve to pay for any potential judgment

e. PEMEX has been sued by a supplier for late and non-payment of billings and other items for a total of U.S. $79,276 (Ps. 886,171). Based on an analysis of the documentation presented by the supplier, PEMEX recognized a liability of U.S. $4,576 (Ps. 51,152). In addition, PEMEX will sue the supplier for U.S. $4,949 (Ps. 55,321), for unsatisfactory work. The judge hearing the first claim determined that PEMEX had to pay U.S. $4,000 (Ps. 44,713), plus interest accrued since the date the payment was ceased at an annual rate of 6%. PEMEX appealed this decision, and the appeal is pending resolution.

f. The *Comisión Federal de Competencia* ("Competence Federal Commission") handed down a resolution against PEMEX for presumed monopolistic policies relating to exclusivity clauses for the sale of lubricants, grease, and oil. The resolution established the following measures:

- Amendment of the joint venture agreements, use of trademark license contract, franchise supply contract, as well as documents containing the exclusivity clause;
- Amendment of contracts with franchise service stations to adjust franchise and supply contracts; and
- Report the resolution handed down by the Competence Federal Commission to the legal representatives of service stations.

To date, PEMEX has filed two appeals for constitutional relief from this resolution. One appeal was resolved favorably in the first instance, but it was challenged through an appeal for review. A ruling thereon has not been handed down yet. Consequently, PEMEX has not accrued any reserve for this claim.

10. Business segment information

PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The principal business segment information without considering the eliminations for the consolidated financial statements effects, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
As of September 30, 2005					
Trade Income					
External Costumers	$ -	$255,855,521	$95,068,258	$14,459,559	$296,960,154
Intersegments	508,829,772	8,821,921	55,402,668	6,407,585	99,251,936
Operation Gain (Loss)	391,495,687	(18,187,316)	8,805,445	(6,181,106)	1,524,964
Net Gain (Loss)	9,153,917	(18,925,153)	9,948,635	(8,156,911)	3,751,036
Total Assets	743,394,599	301,794,909	111,759,971	49,472,222	1,371,666,564

As of September 30, 2004	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
Trade Income					
External Costumers	$ -	$237,435,483	$85,087,049	$11,890,833	$240,015,072
Intersegments	415,565,575	19,826,672	48,394,454	5,252,516	62,434,040
Operation Gain (Loss)	298,842,311	38,321,821	9,811,344	(6,398,874)	894,003
Net Gain (Loss)	(18,338,387)	(14,954,642)	8,133,010	(10,401,543)	(14,917,759)
Total Assets	681,447,940	266,607,537	99,500,223	33,753,765	985,208,278

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

RELATION OF SHARES INVESTMENTS

(Thousands of Pesos)

ANNEX 3

CONSOLIDATED

Final printing

COMPANY NAME (1)	MAIN ACTIVITIES	No. OF SHARES	PERCENTAGE OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	CURRENT VALUE (3)
SUBSIDIARIES					
Integrated Trade Syterinc.	Tcchical and Coputing Serices	8,860	100.00	34,920	135,528
Kot Insurance CopanyLtd.	Reinsurance	7,000,000	100.00	22,676	1,396,175
P.M.I. Coercio Internacional, S.A de C.V	International trader of crude oil	2,214,241	98.33	22,142	290,706
P.M.I. Holdings B.V.	Holding	40	100.00	79	3,372,085
P.M.I. Holdings N.V.	Holding	6,200	100.00	7,956	115,666
P.M.I. Trading Ltd.	International trader of refined products	4,900	48.51	587	1,036,390
P.M.I. Marine Ltd.	Trader of crude oil	230,275	100.00	17,509	70,319
MexGas Internacional, Ltd.	Trader of gas	1,000	100.00	28,217	713,974
OTHER SUBSIDIARIES (4) (N°SUBS)					
Total Investments in Subsidiaries				134,086	7,130,843
AFFILIATES					
Repsol YPF	Oil &gas copany	58,935,349	4.94	0	20,702,963
Deer ParkRefining Liited	Refining copany	1	0.00	0	5,700,001
Meicana de Lubicantes, S.A. de C.V. (Melub	Lubicants trader	17,879,561	46.80	178,796	143,189
Gasoductos de Chuaba, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	1,035,863
I.I.I., S.A	Assets Holding	62,165,678	100.00	62,167	942,852
Cia. Meicana de Eploraciones, S.A. de C.V	Onsbre and offsbre eploring	25,333,847	60.00	8,152	119,342
Pan Aerican Supbr CopanyLtd.	Sulpbric liqid storage and distribtion	1,498	99.87	5,271	12,967
Pasco Terinals	Sulpbric liqid storage and distribtion	1,000	100.00	47,325	19,685
Other Investments		1	0.00	0	491,638
Total Investments in Affiliates				695,290	29,168,500
OTHER PERMANENT INVESTMENTS					45,133
T O T A L					36,344,476

OBSERVATIONS:

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos: Up to One Year	Denominated in Pesos: More than a Year	National Institutions (Thousands of Pesos): Current Year	National: Up to 1 Year	National: Up to 2 Years	National: Up to 3 Years	National: Up to 4 Years	National: Up to 5 Years or More	Foreign Institutions (Thousands of Pesos): Current Year	Foreign: Up to 1 Year	Foreign: Up to 2 Years	Foreign: Up to 3 Years	Foreign: Up to 4 Years	Foreign: Up to 5 Years or more
BANK LOANS (3)																
FOREIGN TRADE																
BANCA SERFIN S.A. (1) (8)	4/28/2008	3.84	0	0	0	189,824	1,079,070	1,079,070	0	0	0	0	0	0	0	0
BANCA SERFIN S.A. (6) (11)	3/30/2009	9.85	0	2,666,666	0	0	0	0	0	0	0	0	0	0	0	0
BANCO JPMORGAN, S.A. INSTITUCION DE BANCA MULTIPLE (6) (7)	11/5/2005	11.00	0	4,000,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO MERCANTIL DEL NORTE, S.A.GRUPO FIN. BANORTE (6) (11)	4/7/2006	9.68	0	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC - (1) (7)	6/30/2018	5.44	0	0	107,907	107,907	215,814	215,814	215,814	1,942,326	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC - (6) (11)	9/30/2006	9.63	0	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO SANTANDER CENTRAL HISPANO (1) (8)	3/20/2007	3.37	0	0	0	0	0	0	0	0	0	647,442	647,442	0	0	0
BANCO SANTANDER MEXICANO, S.A. (1) (8)	9/19/2013	3.61	0	0	0	0	0	0	0	0	0	107,907	2,805,582	107,907	107,907	431,628
BANCO SANTANDER MEXICANO, S.A. (6) (11)	11/23/2012	9.61	0	3,000,000	0	0	0	0	0	0	0	0	0	0	0	0
BANK OF AMERICA (1) (8)	12/26/2006	3.40	0	0	0	0	0	0	0	0	101,216	303,648	101,216	0	0	0
BANK OF AMERICA (2) (8)	12/23/2006	2.21	0	0	0	0	0	0	0	0	1,496	4,488	1,496	0	0	0
BANK OF AMERICA (4) (8)	12/23/2006	0.81	0	0	0	0	0	0	0	0	239	717	239	0	0	0
BANOBRAS (1) (8)	11/16/2006	3.36	0	0	23,014	69,043	23,014	0	0	0	0	0	0	0	0	0
BANOBRAS (GOBIERNO FEDERAL) (1) (8)	12/28/2006	3.48	0	0	68,390	205,169	68,390	0	0	0	0	0	0	0	0	0
BBVA BANCOMER, S.A. SUCURSAL MEXICO D.F. (6) (11)	12/20/2012	10.22	0	5,388,889	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER, S.A. SUCURSAL MEXICO D.F. (6) (11)	12/23/2008	9.48	0	4,945,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER, S.A. SUCURSAL MEXICO D.F. (6) (7)	12/23/2008	8.40	0	2,055,000	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK N.A. (1) (8)	3/22/2012	3.40	0	0	0	0	0	0	0	0	0	0	0	0.00	6,389,636	39,470,839
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7)	7/2/2012	55.27	0	0	0	0	0	0	0	0	0	81,373	186,005	174,099	174,099	534,227
GOBIERNO FEDERAL DERIVACION DE FONDOS (1) (8)	11/16/2006	3.27	0	0	187,876	563,626	187,876	0	0	0	0	0	0	0	0	0
GOBIERNO FEDERAL DERIVACION DE FONDOS (2) (8)	11/16/2006	2.17	0	0	1,660	4,981	1,660	0	0	0	0	0	0	0	0	0
GRUPO FINANCIERO SCOTIABANK INVERLAT (6) (11)	7/28/2006	9.84	0	0	0	0	0	0	0	0	0	0	0	0	0	0
NACIONAL FINANCIERA, S.N.C. (1) (7)	12/29/2008	5.58	0	0	0	0	0	0	1,079,070	0	0	0	0	0	0	0
NACIONAL FINANCIERA, S.N.C. (3) (7)	12/15/2009	4.20	0	0	114,855	114,855	229,711	229,711	229,711	114,855	0	0	0	0	0	0
PHILIP MORRIS CAPITAL CORP. (1) (7)	5/30/2009	10.20	0	0	0	0	0	0	0	0	0	125,556	149,860	145,057	75,891	0.00
WESTLB AG, LONDON BRANCH (1) (8)	5/17/2007	2.64	0	0	0	0	0	0	0	0	0	269,768	323,721	0	0	0
ACCRUED INTERESTS PAYABLE	12/31/2005	0.00	0	0	75,909	0		0	0	0	878,909	0	0	0	0	0
CONPROCA, S.A. DE CV (1) (7)	6/15/2010	8.40	0	0	0	0	0	0	0	0	866,709	0	1,884,154	2,002,317	2,174,046	3,615,620
ACCRUED INTERESTS PAYABLE (FSO AND CONPROCA)	6/15/2005	0.00	0	0	0	0	0	0	0	0	270,033	0	0	0	0	0
CONTRATOS DE SERVICIOS MULTIPLES (1) (8)	7/1/2009	4.96	0	0	0	0	0	0	0	0	119,708	182,748	313,893	44,014	0	2,086,094
FSO INC. (1) (7)	1/30/2009	15.00	0	0	0	0	0	0	0	0	70,328	170,670	260,040	288,566	0	0
GUARANTEED BANK LOANS																
A/S EXPORTFINANS (1) (7)	1/10/2008	4.62	0	0	0	0	0	0	0	0	3,732	42,018	45,749	26,606	3,732	0
A/S EXPORTFINANS (1) (7)	6/30/2013	3.96	0	0	0	0	0	0	0	0	96,164	143,126	246,350	238,551	139,966	345,934
ABN AMRO BANK, N.V. (1) (7)	3/29/2014	4.50	0	0	0	0	0	0	0	0	0	191,608	191,608	191,608	191,608	862,237
ABN AMRO BANK, N.V. (1) (8)	6/15/2014	3.51	0	0	0	0	0	0	0	0	719,801	1,391,391	2,133,407	2,133,407	2,133,407	5,416,718
BANCO SANTANDER CENTRAL HISPANO (1) (8)	7/28/2010	3.22	0	0	0	0	0	0	0	0	11,923	235,197	177,494	77,893	41,969	713
BARCLAYS BANK PLC, NEW YORK BRANCH. (1) (8)	6/15/2014	3.06	0	0	0	0	0	0	0	0	337,983	429,728	808,030	808,030	808,030	2,912,184
BNP PARIBAS (1) (8)	6/5/2014	3.31	0	0	0	0	0	0	0	0	0	685,527	939,426	939,426	939,426	4,481,314
J.P. MORGAN CHASE (1) (8)	3/6/2012	3.20	0	0	0	0	0	0	0	0	0	66,745	66,745	66,745	66,745	146,870
DEUTSCHE BANK, S.A.E. (1) (8)	12/16/2013	2.72	0	0	0	0	0	0	0	0	10,368	15,236	25,604	25,604	25,604	95,746
DRESDNER BANK AG (1) (8)	6/1/2012	2.62	0	0	0	0	0	0	0	0	129,049	129,049	258,098	258,098	258,098	756,095
EXPORT DEVELOPMENT CANADA (1) (8)	6/30/2015	3.37	0	0	0	0	0	0	0	0	53,954	161,861	215,814	215,814	215,814	1,133,023
EXPORT DEVELOPMENT CORP. (EDC) (1) (7)	5/15/2006	5.69	0	0	0	0	0	0	0	0	6,480	4,454	0	0	0	0
EXPORT DEVELOPMENT CORP. (EDC) (1) (8)	4/15/2013	3.36	0	0	0	0	0	0	0	0	22,022	30,659	46,543	38,153	25,629	39,203
EXPORT DEVELOPMENT CORP. (EDC) (1) (8)	12/15/2010	2.69	0	0	0	0	0	0	0	0	107,907	107,907	215,814	215,814	215,814	323,721
HSBC BANK PLC (1) (8)	10/6/2014	3.14	0	0	0	0	0	0	0	0	43,768	170,755	244,229	244,229	244,229	940,116
HSBC BANK PLC (1) (7)	9/26/2011	5.87	0	0	0	0	0	0	0	0	20,229	69,137	88,067	86,768	56,378	112,756
JAPAN BANK FOR INTERNATIONAL COOPERATION (3) (7)	3/8/2017	1.00	0	0	0	0	0	0	0	0	0	0	24,844	49,689	49,689	372,665
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (7)	12/15/2006	6.00	0	0	0	0	0	0	0	0	10,399	9,782	9,782	0	0	0
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (8)	3/31/2011	3.44	0	0	0	0	0	0	0	0	0	32,608	32,608	32,608	29,731	40,465
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (8)	12/31/2012	3.09	0	0	0	0	0	0	0	0	84,484	107,012	191,497	191,497	191,497	584,528
MEDIOCREDITO CENTRALE S.P.A. (1) (8)	4/30/2012	3.44	0	0	0	0	0	0	0	0	25,534	25,534	51,068	51,068	51,068	153,203
HSBC BANK, PLC (1) (7)	10/29/2007	6.14	0	0	0	0	0	0	0	0	15,343	39,005	30,669	3,298	0	0
HSBC BANK, PLC (1) (8)	4/17/2014	3.39	0	0	0	0	0	0	0	0	10,331	10,331	20,662	20,662	20,662	103,312

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos: Up to One Year	Denominated in Pesos: More than a Year	Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) — Time Interval: Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) — Time Interval: Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
NACIONAL FINANCIERA, S.N.C. (3) (7)	11/20/2015	2.90	0	0	153,901	153,901	307,802	307,802	307,802	2,000,717	0	0	0	0	0	0
NATEXIS BANQUE (2) (7)	6/30/2016	2.00	0	0	0	0	0	0	0	0	345	345	690	690	690	3,515
SOCIETE GENERALE (1) (8)	1/31/2011	3.01	0	0	0	0	0	0	0	0	50,554	575,469	480,645	321,160	187,109	112,123
SOCIETE GENERALE (1) (8)	3/20/2008	3.30	0	0	0	0	0	0	0	0	0	13,374	13,374	6,687	0	0
STANDARD CHARTERED BANK (1) (8)	1/25/2014	2.79	0	0	0	0	0	0	0	0	107,907	361,806	469,713	469,713	469,713	2,019,073
THE BANK OF TOKYO, MITSUBISHI, LTD. (1) (8)	12/10/2014	3.01	0	0	0	0	0	0	0	0	0	587,494	695,401	695,401	695,401	4,160,414
THE EXPORT-IMPORT BANK OF KOREA (1) (7)	6/1/2012	6.64	0	0	0	0	0	0	0	0	107,907	107,907	215,814	215,814	215,814	647,442
MIZUHO CORPARATE BANK, LTD (3) (7)	5/20/2010	1.98	0	0	0	0	0	0	0	0	666,933	666,933	1,333,867	1,333,867	1,333,867	1,333,651
TORONTO DOMINION BANK (1) (8)	10/20/2009	3.34	0	0	0	0	0	0	0	0	50,578	50,578	101,155	101,155	97,342	18,101
ACCRUED INTERESTS PAYABLE	12/31/2005										561,148	0	0	0	0	0
TOTAL BANK LOANS			0	22,055,555	733,512	1,409,306	2,113,337	1,832,397	1,832,397	4,057,898	5,563,481	8,356,893	16,008,415	11,822,015	17,630,811	73,253,530
STOCK EXCHANGE (3)																
LISTED AT THE STOCK EXCHANGE																
GUARANTEED																
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	2/4/2010	10.01	0	12,512,600	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	10/8/2009	10.12	0	13,500,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	10/18/2007	9.66	0	13,000,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	1/31/2013	9.25	0	12,487,400	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (13)	12/5/2019	0.00	0	11,000,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (7)	10/14/2010	8.38	0	6,172,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (7)	7/16/2015	9.91	0	5,000,000	0	0	0	0	0	0	0	0	0	0	0	0
DEUTSCHE BANK (1) (7)	12/2/2008	9.38	0	0	0	0	0	0	0	0	0	0	0	0	1,718,192	0
DEUTSCHE BANK (1) (7)	3/15/2006	9.50	0	0	0	0	0	0	0	0	0	1,038,648	0	0	0	0
DEUTSCHE BANK (1) (7)	2/1/2009	7.88	0	0	0	0	0	0	0	0	0	0	0	0	10,790,700	0
DEUTSCHE BANK (1) (7)	2/1/2022	8.63	0	0	0	0	0	0	0	0	0	0	0	0	0	10,790,700
DEUTSCHE BANK (1) (7)	11/15/2011	8.00	0	0	0	0	0	0	0	0	0	0	0	0	0	8,093,025
CITIBANK N.A. (2) (7)	8/13/2007	7.38	0	0	0	0	0	0	0	0	0	0	5,046,986	0	0	0
DEUTSCHE BANK (2) (9)	3/4/2008	9.10	0	0	0	0	0	0	0	0	0	0	0	1,345,863	0	0
DEUTSCHE BANK (1) (7)	10/13/2010	9.13	0	0	0	0	0	0	0	0	0	0	0	0	0	10,790,700
DEUTSCHE BANK (1) (7)	8/15/2008	6.13	0	0	0	0	0	0	0	0	0	0	0	8,093,025	0	0
DEUTSCHE BANK (1) (7)	12/15/2014	7.38	0	0	0	0	0	0	0	0	0	0	0	0	0	18,883,721
DEUTSCHE BANK (1) (7)	12/15/2015	5.75	0	0	0	0	0	0	0	0	0	0	0	0	0	10,790,700
DEUTSCHE BANK (1) (7)	2/15/2008	8.50	0	0	0	0	0	0	0	0	0	0	0	10,790,700	0	0
DEUTSCHE BANK (1) (7)	6/15/2035	6.63	0	0	0	0	0	0	0	0	0	0	0	0	0	5,395,350
DEUTSCHE BANK (1) (7)	9/28/2009	7.75	0	0	0	0	0	0	0	0	0	0	0	0	18,883,725	0
DEUTSCHE BANK (2) (7)	8/2/2007	7.75	0	0	0	0	0	0	0	0	0	0	6,514,885	0	0	0
DEUTSCHE BANK (2) (7)	2/24/2025	5.50	0	0	0	0	0	0	0	0	0	0	0	0	0	13,029,770
DEUTSCHE BANK (3) (7)	12/5/2023	3.50	0	0	0	0	0	0	0	0	0	0	0	0	0	2,865,000
DEUTSCHE BANK (5) (7)	12/18/2003	7.50	0	0	0	0	0	0	0	0	0	0	0	0	0	7,651,030
DEUTSCHE BANK (1) (7)	12/1/2023	8.63	0	0	0	0	0	0	0	0	0	0	0	0	0	2,468,210
CITIBANK, N.A. (1) (7)	6/1/2007	9.00	0	0	0	0	0	0	0	0	0	0	1,708,740	0	0	0
DEUTSCHE BANK (1) (7)	12/2/2008	9.38	0	0	0	0	0	0	0	0	0	0	0	0	4,737,236	0
DEUTSCHE BANK (1) (7)	3/15/2006	9.50	0	0	0	0	0	0	0	0	0	4,356,702	0	0	0	0
DEUTSCHE BANK (1) (7)	9/15/2007	8.85	0	0	0	0	0	0	0	0	0	0	4,312,169	0	0	0
DEUTSCHE BANK (1) (7)	9/15/2027	9.50	0	0	0	0	0	0	0	0	0	0	0	0	0	3,825,055
DEUTSCHE BANK (1) (7)	3/30/2018	9.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,498,561
DEUTSCHE BANK (1) (7)	9/15/2007	8.85	0	0	0	0	0	0	0	0	0	0	2,162,251	0	0	0
DEUTSCHE BANK (1) (7)	9/15/2027	9.50	0	0	0	0	0	0	0	0	0	0	0	0	0	491,225
DEUTSCHE BANK (1) (7)	3/30/2018	9.25	0	0	0	0	0	0	0	0	0	0	0	0	0	278,184
J.P. MORGAN CHASE (1) (8)	6/15/2010	3.41	0	0	0	0	0	0	0	0	0	0	0	0	0	16,186,050
J.P. MORGAN CHASE (1) (8)	10/15/2009	3.60	0	0	0	0	0	0	0	0	0	0	0	0	0	5,395,350
J.P. MORGAN CHASE (2) (7)	4/5/2010	6.63	0	0	0	0	0	0	0	0	0	0	0	0	0	9,772,328
J.P. MORGAN CHASE (2) (7)	8/5/2013	6.25	0	0	0	0	0	0	0	0	0	0	0	0	0	6,514,885
J.P. MORGAN CHASE (2) (7)	8/5/2016	6.38	0	0	0	0	0	0	0	0	0	0	0	0	0	11,075,305

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos)					
					Time Interval						Time Interval					
			Up to One Year	More than a Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
LLOYDS TSB (5) (7)	3/31/2006	14.50	0	0	0	0	0	0	0	0	0	956,380	0	0	0	0
DEUTSCHE BANK (1) (7)	12/1/2023	8.63	0	0	0	0	0	0	0	0	0	0	0	0	0	229,464
CITIBANK, N.A. (1) (7)	6/1/2007	9.00	0	0	0	0	0	0	0	0	0	0	988,935	0	0	0
PEMEX FINANCE (1) (7)	11/15/2018	8.74	0	0	0	0	0	0	0	0	728,372	3,048,373	4,433,179	3,596,900	3,596,900	8,164,963
PEMEX FINANCE (1) (8)	4/7/2014	4.94	0	0	0	0	0	0	0	0	0	0	0	0	0	2,050,233
ACCRUED INTERESTS PAYABLE PEMEX FINANCE			0	0	0	0	0	0	0	0	289,922	0	0	0	0	0
ACCRUED INTERESTS PAYABLE	12/31/2005	0.00	0	0	0	0	0	0	0	0	3,272,620	0	0	0	0	0
PRIVATE PLACEMENTS																
GUARANTEED																
REPCON LUX	1/26/2011	4.50	0	0	0	0	0	0	0	0	0	0	0	0	0	14,823,595
ACCRUED INTEREST PAYABLE REPCON LUX	12/31/2005	0.00	0	0	0	0	0	0	0	0	118,589	0	0	0	0	0
PRIVATE PLACEMENTS	8/25/2008	3.67	0	0	0	0	0	0	0	0	0	0	0	1,888,373	0	0
TOTAL STOCK EXCHANGE AND PRIVATE PLACEMENTS			0	73,672,000	0	0	0	0	0	0	4,409,503	9,400,103	25,167,145	23,826,488	39,728,753	173,063,404
SUPPLIERS																
SUPPLIERS																
VARIOUS			10,804,562	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			10,804,562	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTHER LIABILITIES			54,765,582	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			54,765,582	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL		3.67	65,570,144	95,727,555	733,512	1,409,306	2,113,337	1,832,397	1,832,397	4,057,898	9,872,984	17,756,898	41,175,560	35,646,503	57,357,364	246,316,934

NOTES:

CURRENCIES	***ACCOUNTING EXCHANGE RATES***
(1) Dollars	10.7907
(2) Euros	13.02977
(3) Japanese Yens	0.0955
(4) Swiss Francs	8.38761
(5) Sterling Pounds	19.12759
(6) Pesos	1.0000

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

Final printing

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREIGN CURRENCY POSITION					
TOTAL ASSETS	**18,347,091**	**197,977,957**	**5,226**	**56,397**	**198,034,354**
LIABILITIES POSITION	**(38,438,392)**	**(414,777,158)**	**(7,343,423)**	**(79,240,672)**	**(494,017,830)**
SHORT TERM LIABILITIES POSITION	(11,487406	(1257153	6420)	5,855,02	(19,812185)
LONG TERM LIABILITIES POSITION	(950,986	90,802,005)	(800,82	(85,60)	6,05,65)
NET BALANCE	**56,785,483**	**612,755,115**	**7,348,649**	**79,297,069**	**692,052,185**

(1)FOREIGN CURRENCY AND EXCHANGE RATE SHOULD BE DISCLOSED IN THE OBSERVATIONS SECTION

OBSERVATIONS

(1)AiDe 10.907

(2)Ee 13027

(3)JpYe 0.0955

(4)SiFe 8.86

(5)SgPd 19.129

(6)Pe 1.0000

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

Final printing **NOT APPLICABLE**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0	0
AUGUST	0	0	0	0	0
SEPTEMBER	0	0	0	0	5,854,195
OCTOBER	0	0	0	0	0
NOVEMBER	0	0	0	0	0
DECEMBER	0	0	0	0	0
ACTUALIZATION :	0	0	0	0	0
CAPITALIZATION :	0	0	0	0	0
FOREIGN CORP. :	0	0	0	0	0
OTHERS	0	0	0	0	0
TOTAL					5,854,195

OBSERVATIONS

NOTE: PETROLEOS MEXICANOS AND ITS SUBSIDIARY ENTITIES INCLUDED THE RESULTS ACCORDING TO MONETARY POSITION THROUGH THE CONSOLIDATION PROCESS OF THE CORPORATE FINANCIAL STATEMENTS, OF ITS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES WITH AN ACCRUED AMOUNT OF 5,854,195, THUS WE CONSIDER THIS ANNEX AS NON APPLICABLE.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

Final printing

FINANCIAL LIMITS BASED IN ISSUED DEED AND /OR TITLE
DOES NOT APPLY SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS ATTAINED UNDER THIS PROGRAM.
ACTUAL SITUATION OF FINANCIAL LIMITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

PLANTS, COMMERCIAL FACILITIES OF DISTRIBUTION AND/0R SERVICE

ANNEX 9

CONSOLIDATED

Final printing

FACILITY OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% USED
PEP		0	0
Crude oil production (tbpd)		3,463	97
Gas Production (mmcfpd)		4,866	98
REFINING		0	0
Atmospheric destillation capacity(tbpd)		**1,540**	**85**
Cadereyta		275	76
Madero		190	77
Minatitlá		185	89
Salamanca		245	80
Salina Cruz		330	89
Tula		315	95
Storage and Distribution Facilities (tbpd)		**13,056**	**100**
GAS AND BASIC PETROCHEMICALS		0	0
Sweetening Gas plant (mmcfpd)		**4,503**	**70**
Cactus		1,960	71
Nuevo Pemex		880	83
Ciudad Pemex		1,290	64
Matapionche		109	68
Poza Rica		230	47
Arenqe		34	98
PETROCHEMICALS		0	0
Production Capacity(tt)		**9,393**	**50**
Camargo (in desincorporation process)		249	0
Cangrejera		2,436	86
Cosoleacaqe		3,725	24
Escolin		252	8
Independencia		215	42
Morelos		1,694	70
Pajaritos		764	39
Tula		57	83
Distribution Facilities		0	0
Petrochemicals (tt)Note 1		**207,615**	**88**

tbpd.- thousand barrels per day
mmcfd.- million cubic feet per day
tb.- thousand barrels
tt.- thousand tons

Note 1.- Percentage used of the Petrochemicals Distribution Facilities is 0, since Camargo is in desincorporation process.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	TOTAL PRODUCTION COST %
CONDENSATES	PEMEX EXPLORATION & PRODUCTION				8.00
WET SOUR GAS	PEMEX EXPLORATION & PRODUCTION				73.00
CRUDE OIL	PEMEX EXPLORATION & PRODUCTION				74.00
WET SWEET GAS	PEMEX EXPLORATION & PRODUCTION				11.00

OBSERVATIONS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

DOMESTIC SALES

ANNEX 11

CONSOLIDATED

Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		% OF MARKET	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE	TRADEMARKS	COSTUMERS
REFINED PRODUCTS:							
FUEL OIL	353		348	27,717,142			
DIESEL	315		316	57,734,203	100.00	Pemex Diesel	Distributors
L.P. GAS	249		308	34,788,518			Distributors
MAGNA SIN GASOLINE	414		551	108,236,463	100.00	Pemex Magna	Distributors
PREMIUM GASOLINE	41		111	24,184,683	100.00	Pemex Premium	Distributors
JET FUEL	64		61	11,971,095			
OTHER REFINED PRODUCTS	129		69	4,692,569			
PETROCHEMICAL PRODUCTS:							
METHANE DERIVATIVES	980		621	1,750,491	86.00	(A)	E)
ETHANE DERIVATIVES	1,763		710	7,420,777	54.00	(B)	F)
AROMATICS AND DERIVATIVES	897		423	4,072,504	46.00	(C)	(G)
PROPYLENE AND DERIVATIVES	86		66	2,340,260	56.00	(D)	(H)
OTHER PETROCHEMICAL PRODUCTS	4,233		1,007	1,054,103			(I)
DRY GAS	3,135		2,684	56,120,496			(J)
IEPS				17,730,057			
EFFECT B-10				2,712,461			
T O T A L				**362,525,822**			

OBSERVATIONS:

(A) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ammonia and methanol.

(B) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ethylene, glycols, PEAD, PEBD, ethylene oxide and vinyl chloride.

(C) It includes the contribution made by Pemex Petrochemicalss to the domestic market of the following products: bencene, styrene, toluene, xylenes, paraxylenes and orthoxylenes.

(D) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: acrylonitrile.

The volumes are given in thousand barrels per day, except the petrochemical products which are given in thousands of tons and dry gas which is given in millions of cubic feet per day.

(E) MASAGRO S.A. DE C.V., INTEGRADORA APRODIFER, S.A. DE C.V., UNIVEX, S.A., AGROGEN, S.A. DE C.V., FERTILIZANTES TEPEYAC, S.A. DE C.V., FERTIREY, S.A. DE C.V., NITROAMONIA DE MEXICO, S. A. DE C.V.

(F) INDUSTRIAS DERIVADAS DEL ETILENO, S.A.; POLIOLES, S.A. DE C.V.; POLICYD, S.A. DE C.V., DISTRIBUIDOREA DON RAMIS, S.A. DE C.V., POLIMERO Y MATERIAS PRIMAS INTERNACIONALES, S.A. INTERNACIONALES, S.A. DE C.V., POLIMEROS NACIONALES, S.A. DE C.V., S.A. DE C.V., GRUPO CELANESE, S.A.

(G) PETROCEL, S.A., RESIRENE, S.A. DE C.V., POLIESTIRENO Y DERIVADOS, S.A. DE C.V., NEGOCIACION ALVI, S.A. DE C.V., MEXICANA DE RESINAS, S.A. DE C.V., COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V.

(H) CELULOSA Y DERIVADOS, S.A. DE C.V.; DOW QUIMICA MEXICANA, S.A. DE C.V.; POLIOLES, S.A. DE C.V.

(I) CRYOINFRA, S.A. DE C.V., PRAXAIR MEXICO, S.A. DE C.V. Y LUCABA, S.A.

(J) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALES (ISPAT), LY F DEL CENTRO

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

EXPORT SALES

ANNEX 11

CONSOLIDATED

Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES			MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINY	TRADEMARKS	COSTUMERS
CRUDE OIL (bd)			1,719	223,803,828			
REFINED PRODUCTS			180	23,633,073			
PETROCHEMICAL PRODUCTS			195	2,484,184			
MARGINAL EFFECT				47,959,222			
B-10 EFFECT				1,937,411			
TOTAL				299,817,718			

Tbd - thousand barrels per day
M$ thousands of pesos
MMcfpd - million cubic feet per day
Tt - thousand tons

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

Final printing

SERIAL	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION	FIXED	VARIABLE
NA		0						123,874,938
TOTAL			0	0	0	0	0	123,874,938

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:

SHARES PROPORTION BY:

CPO'S :
UNITS':
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

		NUMBER OF	**MARKET VALUE OF THE SHARE**					
	SERIAL	**SHARES**	**AT REPURCHASE**		**AT QUARTER**			

OBSERVATIONS

THE VARIABLE CAPITAL STOCKSTATED HERE IS NOT REPRESENTED BY SHARES, SINCE PEMEX DOES NOT HAVE SHARES, BUT CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 13

CONSOLIDATED

Final printing

DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 14

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

CONSOLIDATED

Final printing

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The financial statements of the subsidiaries that are reported in U.S.A. dollars were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currencyand Translation of Financial Statements of Foreign Operations, issued bythe MIPA, as follows:

BALANCE SHEET:
All balance sheet amounts, were translated at the prevailing exchange rate at period-end.

STATEMENT OF RESULTS:
The statement of results amounts were translated at the average exchange rate of the end of the reporting period. The resulting difference in the translation of the two Financial Statements, is registered in the Eqityas a result of translation .

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

ISSUER GENERAL INFORMATION

COMPANY:	PETRÓLEOS MEXICANOS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	1944 25 00
FAX:	1944 89 00
E-MAIL:	
INTERNET PAGE:	www.pemex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID:	PME 380607P35
FISCAL ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME:	ACCOUNTANT MARIA MAGDALENA ROBLES BARCELATA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 42
FAX:	19 44 84 37
E-MAIL:	mrobles@dcf.pemex.com

OFFICERS INFORMATION

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	LIC. FERNANDO DE JESUS CANALES CLARIOND
ADDRESS:	INSURGENTES SUR 890
	COL. DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	50 00 60 31
FAX:	5000 62 22
E-MAIL:	fcanales@energía.gob.mx

POSITION BMV:	DIRECTOR GENERAL
POSITION:	DIRECTOR GENERAL
NAME:	ING. LUIS RAMÍREZ CORZO HERNÁNDEZ
ADDRES:	MARINA NACIONAL 329
	COL. HUASTECA

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 94 19
FAX:	19 44 95 85
E-MAIL:	directorgeneral@pemex.com

POSITION BMV:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	DR. JUAN JOSÉ SUÁREZ COPPEL
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 97 79
FAX:	19 44 93 78
E-MAIL:	jjsuarez@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND CORPORATE INFORMATION VIA EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF FINANCIAL LEGAL AFFAIRS
NAME:	LIC. RICARDO FERNÁNDEZ DELGADO
ADDRES:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 92 11
FAX:	19 44 89 00
E-MAIL:	rfernandezd@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND REPURCHASES VIA EMISNET
POSITION:	
NAME:	
ADDRES:	
ZIP:	
CITY:	MEXICO, D.F.
TELEPHONE:	
FAX:	
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF THE LEGAL AREA
POSITION:	GENERAL COUNSEL OF PETRÓLEOS MEXICANOS
NAME:	LIC. JOSÉ NESTOR GARCÍA REZA
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA

ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 96 87
FAX:	19 44 86 81
E-MAIL:	ngarcia@dca.pemex.com

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. ISRAEL HURTADO ACOSTA
ADDRESS:	INSURGENTES SUR 890
	DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	5000 62 31
FAX:	5000 60 48
E-MAIL:	ihurtado@energia.gob.mx

POSITION BMV:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
POSITION:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
NAME:	LIC. RAOUL CAPDEVIELLE OROZCO
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 30
FAX:	19 44 80 81
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION TO INVESTORS
POSITION:	ADVISOR COORDINATOR OF THE CHIEF FINANCIAL OFFICER
NAME:	LIC. CELINA TORRES URIBE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 15
FAX:	19 44 81 47
E-MAIL:	ctorresu@dcf.pemex.com

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION BY EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF ACCOUNTING

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETRÓLEOS MEXICANOS

NAME:	C.P. ENRIQUE DÍAZ ESCALANTE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 73
FAX:	19 44 92 93
E-MAIL:	ediaz@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND RELEVANT EVENTS VIA EMISNET
POSITION:	DEPUTY MANAGING DIRECTOR OF INFORMATION AND PRESS RELEASES
NAME:	LIC. HOMERO RICARDO NIÑO DE RIVERA VELA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 8989
FAX:	19 44 3140
E-MAIL:	hnino@dca.pemex.com

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2005

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

STATEMENT OF THE COMPANY OFFICERS RESPONSIBLE FOR THE INFORMATION.

THE UNDERSIGNED HEREBY SWEAR, IN THE SCOPE OF OUR FUNCTIONS, THAT WE PREPARED THE FINANCIAL INFORMATION RELATED WITH THE ISSUER'S QUARTER REPORT HEREIN SUPPLIED, WHICH, TO OUR KNOWLEDGE, REASONABLY REFLECTS THE SITUATION OF THE ISSUER. WE ALSO HEREBY SWEAR THAT WE HAVE NO KNOWLEDGE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR FALSELY REPRESENTED IN THIS QUARTER REPORT, OR THAT SUCH REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE INVESTORS.

RICARDO FERNÁNDEZ DELGADO	ENRIQUE DÍAZ ESCALANTE
ASSOCIATE MANAGING DIRECTOR OF FINANCIAL LEGAL AFFAIRS	ASSOCIATE MANAGING DIRECTOR OF ACCOUNTING

MEXICO CITY, OCTOBER 28TH, 2005

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS, AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: 3 YEAR: **2005**

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS, AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________
Mauricio Alazraki Pfeffer
Associate Managing Director of Finance

Date:
NOV 14 2005

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.